Exhibit 99.6

FRANCO-NEVADA CORPORATION
Suite 740
Exchange Tower
130 King Street West
Toronto, CANADA M5X 1E4

ANNUAL INFORMATION FORM
For the year ended December 31, 2009

Dated as of March 25, 2010

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries.

For reporting purposes, the Corporation prepares its financial statements in United States dollars and in conformity with accounting principles generally accepted in Canada, or Canadian GAAP. All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated. References to “$” or “dollars” are to United States dollars, references to C$ are to Canadian dollars, references to A$ are to Australian dollars and references to ZAR are to South African rand.

The information contained is this AIF is as of March 25, 2010, unless otherwise indicated. More current information may be available on our public website at www.franco-nevada.com.  In addition, we generally maintain supporting materials on the website which may assist in reviewing (but are not to be considered part of) this AIF including a Glossary of Non-Technical Terms, Glossary of Technical Terms, Certain Oil and Natural Gas Terms and a Metric Conversion Table.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon buying rate published by the Bank of Canada.

	Years ended December 31,
	2009	2008	2007
High	$1.3000	$1.2969	$1.1878
Low	$1.0292	$0.9719	$0.9060
Average for the Period	$1.1420	$1.0660	$1.0748
End of Period	$1.0466	$1.2246	$0.9881

On March 23, 2010 the noon buying rate was U.S.$1.00 = C$1.0178 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold /oz (London PM Fix)	Platinum /oz (London PM Fix)	Palladium /oz (London PM Fix)	Oil / C$ bbl (Edmonton Light)	Gas / C$ mcf (AECO-C)

Average for 2008	$872	$1,574	$352	$103	$7.74

Average for QTR ended Mar 31/09	$909	$1,022	$200	$50	$4.69
Average for QTR ended June 30/09	$922	$1,170	$234	$66	$3.29
Average for QTR ended Sep 30/09	$960	$1,232	$273	$72	$2.85
Average for QTR ended Dec 31/09	$1,102	$1,392	$349	$77	$4.34

Average for 2009	$972	$1,203	$263	$66	$3.79

FORWARD LOOKING STATEMENTS

This AIF contains certain “forward looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and resources estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, excessive cost escalation as well as operating or technical difficulties on any of the properties underlying the royalty assets, adverse fluctuations in the prices of the primary commodities that drive Franco-Nevada’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas), changes in national and local government legislation, including permitting regimes and taxation policies, and regulations and political or economic developments in any of the countries where Franco-Nevada holds interests in mineral and oil and gas properties. The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties underlying the royalty assets by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the royalty assets, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty or other interest, the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com. The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation (“F-N Canada Subco”), its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is located at Suite 740, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1E4. Franco-Nevada has additional offices in Denver, Colorado, Reno, Nevada and Perth, Australia, which are used to manage its royalty assets and pursue new investment opportunities. Franco-Nevada currently operates with a small organization of up to twenty employees and contractors.

Intercorporate Relationships

Franco-Nevada has five material wholly-owned subsidiaries: Franco-Nevada U.S. Corporation (“F-N U.S. Subco”), a Delaware company, Franco-Nevada Australia Pty Ltd. (“Franco-Nevada Australia”), an Australia company, Franco-Nevada Mexico Corporation S.A. de C.V. (“Franco-Nevada Mexico”), a Mexico company, FN Subco Inc., a British Columbia company and Franco-Nevada Alberta Corporation, an Alberta company. All subsidiaries are wholly-owned by Franco-Nevada either directly or indirectly.

Corporate Policies

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, an environmental and corporate social responsibility policy and a health and safety policy. Additional information relating to these and other policies will be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 12, 2010. See “Statement of Governance Practices” in such circular.

HISTORY OF THE CORPORATION

Overview

Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada and Mexico. The portfolio includes over 300 royalties covering properties at various stages from operations to early stage exploration.  Royalties are mostly revenue-based but the portfolio also includes profit-based and stream-based royalties.

Franco-Nevada’s assets are mostly mineral and oil & gas royalties but also include some working and equity interests, undeveloped properties, options to acquire royalties and other assets. The mineral royalties are further characterized by commodity as being in the gold, platinum or base metals categories and these in turn are further subdivided by their project status as being either operating, advanced or exploration royalties. A majority of the mineral royalties are characterized as being gold and the majority of revenues are from gold operations. The oil & gas interests are located primarily in the Western Canadian sedimentary basin with a larger amount of revenue generated from conventional oil than from natural gas properties in 2009. The oil & gas interests also include mineral rights to approximately 100,000 gross acres of unproved land in Canada primarily related to oil and natural gas rights as well as working interests in Arctic gas resources.

Background of Franco-Nevada

Many of Franco-Nevada’s assets were originally acquired and developed by Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”), Normandy Mines Limited (“Normandy”) and Newmont Mining Corporation (“Newmont”). Old Franco-Nevada was a publicly listed company on the Toronto Stock Exchange from 1983 to 2002 and had originally acquired the material royalties at the Goldstrike complex along with many other royalties. In February 2002, Newmont acquired Old Franco-Nevada along with Normandy. Old Franco-Nevada’s assets and part of its management team were incorporated into a new division of Newmont called Newmont Capital Limited (“Newmont Capital”). Newmont Capital’s activities included the management of royalty, investment and project portfolios as well as corporate development.

Acquisition of Assets from Newmont

In 2007, Newmont pursued a competitive process to sell the royalty assets. Members of the Newmont Capital team led an “IPO track” to compete with “trade sale track” alternatives and incorporated Franco-Nevada on October 17, 2007. Pursuant to an acquisition agreement dated November 30, 2007 (the “Acquisition Agreement”), Franco-Nevada acquired (i) all of the outstanding common shares in the capital of F-N Canada Subco, F-N U.S. Subco and Franco-Nevada Australia, and (ii) the sellers’ (being subsidiaries of Newmont) rights, titles and interests in and to the assets included in the royalty assets transferred directly to Franco-Nevada by such sellers. The purchase price was approximately $1.21 billion which was funded by (i) C$1,045,152,000 net proceeds from the sale of 72 million common shares of the Corporation (“Common Shares”) by way of an initial public offering, (ii) C$22,805,000 proceeds from the issue of 3 million Common Shares to directors and management of Franco Nevada, and (iii) $140,000,000 (repaid prior to December 31, 2007) drawn on a senior secured revolving term credit facility. In addition, Franco-Nevada assumed certain liabilities including all environmental liabilities in connection with the royalty assets, the obligations and liabilities relating to the royalty assets after the closing date, certain transaction costs, all currently outstanding authorizations for expenditures created on or prior to the closing date, and all other liabilities and obligations arising out of ownership or operation of the royalty assets following the closing date.

2008 and 2009 Public Offerings

On March 13, 2008, Franco-Nevada issued 11,500,000 units, each unit consisting of one Common Share and one-half of one common share purchase warrant, for gross proceeds of C$267,375,000 pursuant to a short form prospectus dated March 6, 2008. Each whole common share purchase warrant (a “2012 Warrant”) entitles the holder to purchase one Common Share at a price of C$32.00 until March 13, 2012. The units were sold pursuant to an underwriting agreement dated February 28, 2008 (the “2008 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc.

On June 16, 2009, Franco-Nevada issued 11,500,000 units, each unit consisting of one Common Share and one-half of one common share purchase warrant, for gross proceeds of C$354,875,000 pursuant to a short form prospectus dated June 6, 2009. Each whole common share purchase warrant (a “2017 Warrant”) entitles the holder to purchase one Common Share at a price of C$75.00 per share until June 16, 2017. The units were sold pursuant to an underwriting agreement dated June 2, 2009 (the “2009 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc, GMP Securities L.P. and CIBC World Markets Inc.

Acquisition of Gold Quarry Royalty Interest

Pursuant to an agreement dated December 22, 2008 between Franco-Nevada and an arm’s length private trust (the “Gold Quarry Acquisition Agreement”), on December 29, 2008 Franco-Nevada acquired for a total consideration of $103.5 million in cash an effective 7.29% net smelter returns royalty interest on the Gold Quarry Royalty Property. The Gold Quarry Royalty Property is an approximately 522 acre parcel of land in the Carlin District of north-central Nevada that covers a portion of the Gold Quarry open pit mining operation of Newmont USA Limited, a wholly-owned subsidiary of Newmont. Franco-Nevada’s share of the Gold Quarry Royalty is currently paid on a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to unpaid property reserves and stockpiles. Based on historic reported payments, Franco-Nevada expects the Gold Quarry Royalty to average greater than or equal to the expected minimum annual royalty which is currently 11,200 gold royalty ounces per year. For additional information, see “Gold Royalties — Operating Gold Royalties — Gold Quarry, Nevada”.

Acquisition of the Palmarejo Gold Royalty Stream

Pursuant to an agreement between Franco-Nevada and Coeur d’Alene Mines Corporation (the “Palmarejo Acquisition Agreement”), on January 21, 2009 Franco-Nevada acquired, through Franco-Nevada Mexico, a 50% gold royalty stream in the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico for a total consideration of $80 million consisting of cash and special warrants (the “Gold Royalty Stream”). The Company acquired an interest in 50% of the gold produced from the Palmarejo Project to be paid on the difference between the spot gold price and $400 per ounce, increasing by 1% per annum after the fourth anniversary following closing. The attributable gold ounces will be the greater of actual production and a minimum amount. The minimum amount will be 50,000 ounces per annum until payments have been made on 400,000 ounces. The special warrants are exercisable, without additional consideration, to receive 316,436 Common Shares provided that the Palmarejo Project achieves certain time-based completion tests by September 15, 2010.  For additional information, see “Gold Royalties — Operating Gold Royalties — Palmarejo, Mexico”.

Acquisition of the Subika Royalty Interest

On November 20, 2009, pursuant to an agreement between Franco-Nevada and Moydow Mines International Inc. (“Moydow”), Franco-Nevada acquired for a total consideration of $13 million in cash a 20% undivided interest in Moydow’s 2% NSR royalty on a portion of Newmont’s Ahafo property in Ghana, known as Subika.  Pursuant to an agreement dated November 20, 2009 between Franco-Nevada, FN Subco Inc. and Moydow, on January 22, 2010 FN Subco Inc. and Moydow amalgamated (with the name of the amalgamated corporation being FN Subco Inc.) by way of a plan of arrangement and the Company acquired all of the outstanding shares of Moydow. The remaining 80% undivided interest in the Subika royalty property was acquired pursuant to this plan of arrangement. The Company issued 1,733,993 Common Shares as part of the plan of arrangement and reserved 94,470 Common Shares for issuance to former Moydow directors, officers, employees and consultants upon exercise of outstanding options granted under Moydow’s stock option plan. For additional information, see “Gold Royalties — Operating Gold Royalties — Subika, Ghana”.

TYPES OF ROYALTIES AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting the royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not working interests in a property. Therefore, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.

Revenue-based Royalties:  The majority of revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GOR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil & gas industry.

Stream-based Royalties (“Royalty Stream”) are revenue-based royalties similar to NSR royalties except that, in the case of precious metals projects, rather than deducting the minimal deductions or charges of the smelter or refinery, a more substantial fixed deduction is applied often comparable to the cash cost of production. For instance, for the Palmarejo royalty, Franco-Nevada is paid for each ounce of gold less a fixed $400 deduction per ounce. A small inflation factor can be applied to the deduction. Royalty Stream structures are effective in co-product mines because they provide the operator with incentive to continue to produce the commodity subject to the Royalty Stream. They are also effective in putting into place financing structures which can support project debt financing. Given the higher deduction than in a typical NSR, these royalties have commodity leverage characteristics similar to low cost operators but without direct operating or capital cost inflation risk.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) or Net Proceeds Royalties (“NPR”) are based on the profit realized after deducting costs related to production as set out in the royalty agreement. NPI or NPR payments generally begin after payback of capital costs. Although the royalty holder is not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profit and royalties payable.

Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed basis or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices, grade, capital repayment schedules or a production threshold.  Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil & gas business are more standardized than those found in the mineral business.

A royalty interest is significantly different than a working interest (“WI”) in that a holder of a WI is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs or NPRs.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties on which Franco-Nevada holds royalty interests (including the Goldstrike Report (as defined below)) is based solely on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 23, 2010 (except where stated otherwise) and none of this information has been independently verified by Franco-Nevada. Specifically, as a royalty holder, Franco-Nevada has limited, if any, access to properties on which it has royalties. For its disclosure, Franco-Nevada generally relies on publicly available information disclosed by the owners and operators of its properties and generally has no ability to independently verify such information. Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty interest. Franco-Nevada’s royalties often cover less than 100% and sometimes only a portion of the publicly reported reserves, resources and production of the property.

Except where otherwise noted, the disclosure in this AIF relating to Reserve and Resource statements for individual properties is made as at December 31, 2009 and December 31, 2008, respectively. In addition, all numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators has not been rounded by Franco-Nevada and, therefore, there may be some inconsistencies within this AIF with respect to significant digits presented.

The disclosure in this AIF of a scientific or technical nature for the Goldstrike complex is based on a technical report dated March 25, 2010 prepared by SRK Consulting (U.S.), Inc. (“SRK”) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and updated based primarily on information publicly disclosed by Barrick Gold Corporation (“Barrick”) as at March 23, 2010. The technical report for the Goldstrike complex (the “Goldstrike Report”) is entitled “Franco-Nevada Corporation NI 43-101 Technical Report Goldstrike Properties Royalty, Elko, NV” and was prepared by SRK under the supervision of and endorsed by Dr. Neal Rigby, CEng, MIMMM, PhD, Corporate Consultant Mining and Leah Mach, CPG, MSc, Principal Resource Geologist, each of whom is a “qualified person” for the purposes of NI 43-101 and who also reviewed the disclosure of scientific and technical information in this AIF regarding the Goldstrike complex. The Goldstrike Report has been filed on the System for Electronic Data Analysis and Retrieval at www.sedar.com.

Franco-Nevada has relied on an exemption from completing certain items under Form 43-101F1, available under Section 9.2(1) of NI 43-101, in the Goldstrike Report, as Franco-Nevada has requested but was denied access to the necessary data from Barrick and was not able to obtain the necessary information from the public domain. Section 9.2(1) exempted Franco-Nevada and SRK from the requirement to perform onsite visits to the Goldstrike complex, and from the obligation to complete those items under Form 43-101F1 that require data verification, inspection of documents or personal inspection of the properties.

The disclosure in this AIF for the reserve assessment and evaluation in respect of the oil and natural gas royalty and working interests on the Edson Property, Weyburn Unit, Midale Unit, Medicine Hat Consolidated Unit No. 1 and Tidewater Interests (each as defined below), was prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for Franco-Nevada and was dated March 25, 2010, with an effective date of December 31, 2009, in accordance with National Instrument — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of resource and reserve estimates covering properties related to the Mineral Royalties that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC, SAMREC and Guide 7 (collectively, the “Foreign Codes”). Estimates based on Foreign Codes are acceptable under NI 43-101 in certain circumstances.

In each case, the resources and reserves reported in this AIF are direct reproductions of estimates previously disclosed by the relevant property owner, without reference to the underlying data used to calculate the estimates. Accordingly, Franco-Nevada is not able to reconcile the resource and reserve estimates prepared in reliance on a Foreign Code with that of CIM definitions. Franco-Nevada has directed SRK, as engineers experienced in the preparation of resource and reserve estimates using CIM and each of the Foreign Codes, to confirm the extent to which an estimate prepared under a Foreign Code would differ from that prepared under CIM definitions. SRK has confirmed that, while the CIM definitions are not identical to those of the Foreign Codes, the guidelines are substantively similar to those of CIM and will generally result in reporting of substantially similar reserve and resource estimates. SRK further confirmed that, while they are not in a position to verify the procedures in which the estimates prepared using Foreign Codes that are reproduced in this AIF were conducted, in the course of their preparation of a resource or reserve estimate they would effectively use the same procedures to prepare and report the resource or reserve estimate regardless of the reliance on CIM or any of the Foreign Codes. SRK noted two provisos to this confirmation, being (i) Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that staff at the U.S. Securities and Exchange Commission expect to see metals prices based on historic three year average prices, while each of CIM and the other Foreign Codes permits the author of a resource or reserve estimate to use his or her discretion to establish a reasonable assumed metal price in such calculations.

FRANCO-NEVADA’S ROYALTY INTERESTS

Franco-Nevada’s royalty interests are categorized by commodity and stage of development.  By commodity, royalties are either “Gold”, “PGM”, “Other Minerals” or “Oil & Gas”. The categories of Gold and PGM are together referred to as “Precious Metals”. The categories outside of Oil & Gas are collectively referred to as “Mineral Royalties”.  For presentation purposes, “Gold” encompasses some silver assets and polymetallic exploration prospects. “PGM” encompasses the platinum group metals including palladium. “Other Minerals” includes base metals, iron ore, coal, industrial and miscellaneous minerals. By stage of development “Operating” royalties are those that are on projects that are presently operating or have recently generated revenue. “Advanced” are royalties on projects that in management’s view have a reasonable possibility of generating revenue to Franco-Nevada in the next five years and include properties under development, permitting, feasibility or advanced exploration. “Exploration” represents royalties on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

The number of royalties has been counted in different manners depending on the category. Royalties on an operating or advanced property are generally counted as a single royalty even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex. However, royalties on operating properties that have significant co-products with separate royalty terms for each commodity have been counted twice, such as the Robinson royalties for gold and copper. Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property. Franco-Nevada’s wholly owned undeveloped oil & gas land positions and its working interests in Arctic gas resources are additional assets of the Corporation. However for the purposes of tabulating an indicative number of royalty assets, the undeveloped oil & gas land positions and certain working interests are not counted. More detail on Franco-Nevada’s oil & gas land positions can be found in the section entitled “Oil & Gas Interests”.  As of March 23, 2010, Franco-Nevada estimates that it held 196 Mineral Royalties and 114 Operating and Advanced Oil & Gas Interests for a total of 310 royalties and another 184 undeveloped Oil & Gas Interests.

Royalty Interests Tabulation at March 23, 2010

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas	TOTAL
Operating	19	1	5	25	113	138
Advanced	14	1	4	19	1	20
Exploration	131	2	19	152	(1)	152
TOTAL	164	4	28	196	114	310

(1)          184 undeveloped oil & gas interests not included in royalty counts.

The following table sets forth certain information concerning Franco-Nevada’s royalty interests.

			Royalty Revenue ($000)
Royalty Name	Operator	Royalty Type and %	2009	2008	Footnotes

PRECIOUS METALS
GOLD
OPERATING
Goldstrike, Nevada	Barrick Gold Corporation	2-4% NSR	$21,478	$18,727	(1), (2)
		2.4-6% NPI	$20,468	$30,963	(1),(2)
Palmarejo, Mexico	Coeur d’Alene Mines Corporation	50% Gold Stream	$18,823	—	(3)
Gold Quarry, Nevada	Newmont Mining Corporation	7.29% NSR	$13,845	—	(1), (3)
Marigold, Nevada	Goldcorp Inc.	1.75-5% NSR	$7,263	$6,111	(1), (2)
		3% NSR, 0.5-4% GR	—	—	(1), (2)
Tasiast, Mauritania	Red Back Mining Inc.	2% NSR	—	—	(4)
Subika, Ghana	Newmont Mining Corporation	2% NSR	—	—	(1), (4)
Bald Mountain, Nevada	Barrick Gold Corporation	1%-4% NSR	$2,056	$2,546	(1), (2)
Cerro San Pedro, Mexico	New Gold Inc.	1.95% GR	$2,245	$1,706	(1)
Hemlo NSR, Ontario	Barrick Gold Corporation	3% NSR	$44	—	(1)
Henty, Tasmania	Bendigo Mining	1% and 10% OR	$1,132	$506	(2)
Hollister, Nevada	Great Basin Gold Limited	3%-5% NSR	$1,555	$671	(2)
Holloway, Ontario	St Andrew Goldfields Ltd.	2-15% NSR	$1,068	$104	(2), (5)
Ity, Cote d’Ivoire	La Mancha Resources Inc.	1-1.5% NSR (approx.)	—	—	(4), (7), (8)
Mesquite, California	New Gold Inc.	0.5-2.0% NSR	$2,832	$1,859	(2)
Mouska, Quebec	IAMGOLD Corporation	2% GR (Au); 2% NSR (Cu)	$910	$822	(9)
Mt. Muro, Indonesia	Straits Resources Limited	3-7% NSR	$2,201	$587	(5), (8), (9)
New Celebration, Australia	Dioro Exploration NL	1.75% NSR	$531	$677	(1), (2)
North Lanut, Indonesia	Avocet Mining plc	5% NSR	$1,763	$1,640	(8)
Robinson, Nevada	Quadra Mining Ltd.	0.225% NSR and other	$1,946	$2,868	(5), (6)
ADVANCED
Detour Lake, Ontario	Detour Gold Corporation	2% NSR	—	—
Hemlo NPI, Ontario	Barrick Gold Corporation	50% NPI	—	—	(1)
Dee (Storm/Arturo), Nevada	Barrick Gold Corporation	4-9% GR	$200	$200	(3), (5), (6)
Perama Hill, Greece	Eldorado Gold Corporation	2% NSR	—	—
Admiral Hill, Australia	Crescent Gold Limited	Production payment	—	—	(4), (8)
Bronzewing, Australia	Navigator Resources Limited	1% NSR	$2	$240
Duketon, Australia	Regis Resources NL	2% NSR	—	—	(1)
Hislop, Ontario	St Andrew Goldfields Ltd.	4% NSR	—	—	(3)
Holt McDermott, Ontario	St Andrew Goldfields Ltd.	2-10% NSR	—	$104	(5)
Kirkland Lake, Ontario	Queenston Mining Inc.	1-3% NSR	—	—	(1),(2)
	Kirkland Lake Gold Inc.	2-3% NSR; 20% NPI	—	—	(1),(2),(3)
Musselwhite, Ontario	Goldcorp Inc.	5% NPI	—	—	(1)
Pinson, Nevada	Barrick Gold Corporation	1-2% NSR	$44	$54	(1),(2),(3)
Sandman, Nevada	Newmont Mining Corporation	0.5674% NSR; 5% NSR	$67	—	(1),(2),(3),(6)
Wiluna, Australia	Apex Minerals NL	3-5% NSR	—	—	(1), (4), (5)
Other			$44	$293
EXPLORATION
131 Exploration Gold Royalties
PGM
OPERATING
Stillwater Complex, Montana	Stillwater Mining Company	5% NSR	$10,135	$13,553	(1)
ADVANCED
Pandora, South Africa	Anglo American Platinum Corporation/Lonmin plc	5% NPI	$1,696	$13	(3)
EXPLORATION
2 Exploration PGM Royalties

			Royalty Revenue ($000)
Royalty Name	Operator	Royalty Type and %	2009	2008	Footnotes
OTHER MINERALS
OPERATING
Mt Keith (Ni), Australia	BHP Billiton Limited	0.25% NPI and	$720	$84
		0.375% GR	—	—
Robinson (Cu), Nevada	Quadra Mining Ltd.	0.225% NSR and other	$512	$10,534	(5), (6)
Commodore (Coal), Australia	Millmerran Operating Company	Production payment	$242	$125	(1)
Eagle Picher (De), Nevada	EP Minerals, LLC	Production payment	$281	$336	(1),(3)
Kasese (Co), Uganda	Blue Earth Refineries Ltd.	10% FCF Share	$971	$422	(8)
ADVANCED
Falcondo (Ni), Dominican Republic	Xstrata plc	4.1% Dividend	—	—	(10)
King Vol (Zn,Cu,Pb,Ag), Australia	Kagara Zinc Ltd.	Production payment	—	—	(7)
Peculiar Knob (Fe), Australia	Western Plains Resources Ltd.	Production payment	—	—	(7)
Rosemont (Cu,Mo,Ag), Arizona	Augusta Resource Corporation	1.5% NSR	—	—
EXPLORATION
19 Other Minerals Royalties
OIL & GAS
OPERATING
Edson, Alberta	Canadian Natural Resources Ltd.	15.0% ORR	$8,208	$22,030
Weyburn Unit, Saskatchewan	Cenovus Energy Inc.	0.441% ORR	$8,317	$12,956
		1.11% WI	—	—
Midale Unit, Saskatchewan	Apache Canada Ltd.	1.175% ORR	$3,513	$5,899
		1.594% WI	—	—
Medicine Hat, Alberta	Suncor Energy	2.3% ORR	$1,107	$2,376
Tidewater, Saskatchewan	Talisman Energy Inc., etc.	1.4% ORR	$1,264	$2,151
Other, Western Canada	Various	0.5%-20% ORR/FH	$5,321	$9,435
ADVANCED
Arctic Gas, Canada	—	3-15% WI	—	—
EXPLORATION
184 non producing agreements and approximately100,000 acres of mineral lands	—	0.5%-100% ORR/FH	—	—
ROYALTY REVENUE			$142,804	$150,592

(1)          Royalty does not cover all the reserves, resources or production reported for the property by the operator.

(2)          Royalty interest varies depending on the claim block of the property.

(3)          Royalty provides for minimum or advance payments.

(4)          Royalty begins after achieving a minimum production hurdle.

(5)          Royalty percentage varies depending on the commodity price or value of ore.

(6)          Royalty percentage varies depending on amount of production.

(7)         Royalty paid on a percentage of production.

(8)          Royalty capped at a cumulative production or payout level.

(9)          Operation has reached or is nearing end of production or royalty cap.

(10)    Operation recently producing, now closed or on standby.

The above table and following asset descriptions should be read with the following considerations:

•                    For presentation purposes, the table has simplified the details of some royalties and should be read in conjunction with the more detailed descriptions of the assets that follow.

•                    Assets generally have been listed in each category by starting with the top tier of revenue producers followed by other assets in alphabetical order.

•                    Except where otherwise stated, information of a technical nature in the asset descriptions, including all of the mine information, is based solely on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as of March 23, 2010.  None of this information has been independently verified by Franco-Nevada or its consultants. See “Technical and Third Party Information”.

•                    Each asset is described in the same manner as reported by the operator.  As a result, units of measurement and numbers of significant digits are not consistent between asset descriptions.

•                    Except where otherwise stated, reserve and resource figures are for the calendar year ends.

•                    Some information publicly reported by owners or operators may relate to a larger property than the area covered by Franco-Nevada’s royalty interest.

•                    Schematic representations of the properties are meant to be indicative of Franco-Nevada’s understanding of what it is permitted to publicly disclose of the positioning of its royalty properties relative to current operations and should not be treated as fully scaled or complete representations from the operators of those projects.

	2009		2008
	$000%		$000%
Royalty Revenue by Commodity

Gold	$100,517	70%	$70,678	47%
PGM	11,831	8%	13,566	9%
Other Minerals	2,726	2%	11,501	8%
Oil & Gas	27,730	20%	54,847	36%
	$142,804	100%	$150,592	100%

Royalty Revenue by Geography

US	$82,688	58%	$88,491	59%
Canada	29,752	21%	56,102	37%
Mexico	21,068	15%	—	—%
Other	6,631	4%	4,367	3%
Australia	2,665	2%	1,632	1%
	$142,804	100%	$150,592	100%

Royalty Revenue by Type

Revenue-based royalties	$90,380	63%	$105,415	70%
Profit-based royalties	24,016	17%	33,130	22%
Stream-based and other	20,672	15%	1,506	1%
Working interests	7,736	5%	10,541	7%
	$142,804	100%	$150,592	100%

Gold Royalties

Operating Gold Royalties

Goldstrike Complex, Nevada

Franco-Nevada holds royalties covering portions of the Goldstrike complex operated by Barrick Gold Corporation (“Barrick”). The Goldstrike complex is comprised of the Betze-Post open pit mine (the “Goldstrike Open Pit Mine”) and the underground mine covering the Meikle and Rodeo ore bodies (the “Goldstrike Underground Mine”). The royalties within the Goldstrike complex are made up of the following multiple claim groups:

•                    4% NSR and 5% NPI that cover the Post and Goldstrike claims, which cover the central and southern portions of the Goldstrike Open Pit Mine. These royalties apply to a total of 30 claims (466 acres). NSR payments have been made from the start of production on these claims, and NPI royalty payments from the fourth quarter of 1993.

•                    4% NSR and 5% NPI over 805 acres covering the Extension and Gold Bug claims, which cover most of the Goldstrike Underground Mine. The Goldstrike Underground Mine is located just north of the Goldstrike Open Pit Mine, along the same mineralized trend as the surface deposits. The Goldstrike Underground Mine includes the Meikle deposit, a high-grade ore body that was discovered in 1989 and began production in 1996, and the Rodeo deposit, a second ore body that began production in 2002.

•                    2% NSR over the Bazza claims and a 2% NSR and 2.4% NPI over the Bazza Strip area, which cover a western portion of the Goldstrike Open Pit Mine.

•                    6% NPI over the SJ claims and SPLC lease area, which cover the north-western and south-western portions of the Goldstrike Open Pit Mine.

•                    2% - 4% NSR on the peripheral Corbett, Pandora, Royal, Weimer claim groups and Rodeo Creek fee lands.

The royalties within the Goldstrike complex have over time been, or could in the future be, impacted by (i) Barrick’s planned mining sequence of the Goldstrike complex, which focuses production on differing royalty claims, resulting in differing royalty burdens, as well as away from lands over which the Company holds a royalty interest, (ii) production rates from the Goldstrike complex due to head grades, (iii) variable recovery rates depending on ore type and processing methods, (iv) the timing of waste removal and processing from stockpiles, and (v) displacement of Goldstrike ores by ores from other Barrick intercompany properties.

Franco-Nevada does not have the obligation to fund any portion of the costs associated with the operations at the Goldstrike complex. The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelter and refining charges and transportation. The determinants of the revenue received under the NSR agreements are the number of ounces of gold produced, the selling price of the gold, and the cost of shipping, smelting and refining. In contrast, NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price of gold on the date gold is credited to Barrick’s account at the refinery and costs include operating and capital costs.

Barrick reported that the Goldstrike complex produced 1.35 million ounces in 2009 at cash costs of $464/oz (cash costs being cost of sales divided by ounces). Barrick reported that in 2009 and continuing into 2010, Goldstrike will be in a waste stripping phase and, as a result of mine sequencing, lower grade areas are scheduled to be mined. In addition, as anticipated, the autoclave facility is scheduled to be phased out through 2010, ceasing operations in 2011.  For 2010, Barrick expects production at Goldstrike to be between 1.15 and 1.2 million ounces at total cash costs of $495 to $515.

The following table sets forth selected historical financial and operating information relating to the Goldstrike complex for the periods indicated:

	2009	2008
Revenue ($000)	$41,946	$49,690
Production (K oz)(1)	$1,355	$1,706
Total Cash Costs ($/oz)(2)	$464	$452
Capital Expenditures ($000)	$66,000	$64,000
Proven and Probable Reserves (K oz)(1)	$12,156	$12,839
Measured and Indicated Resources (K oz)(1)	$2,353	$2,312
Inferred Resources (K oz)(1)	$1,046	$1,390

(1)          Production, reserves and resources are for the entire mining property and are not specific to Franco-Nevada’s royalty interest. Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

(2)          Total cash costs per ounce exclude depreciation and inventory purchase accounting adjustments.

Palmarejo, Mexico

Pursuant to the Palmarejo Acquisition Agreement, on January 21, 2009 Franco-Nevada acquired, for a total consideration of $80 million, comprised of $75 million in cash and special warrants to receive 316,436 Common Shares, a Gold Royalty Stream interest on the 29,000 acre Palmarejo property in Mexico. The Company acquired from Coeur d’Alene Mines Corporation (“Coeur”) an interest in 50% of the gold produced from the Palmarejo Project to be paid on the difference between the spot gold price and $400 per ounce, increasing by 1% per annum after the fourth anniversary following closing. The attributable gold ounces will be the greater of actual production and a minimum amount. The minimum amount will be 50,000 ounces per annum until payments have been made on 400,000 ounces. The special warrants are exercisable, without additional consideration, to receive 316,436 Common Shares provided that the Palmarejo Project achieves certain time-based completion tests by September 15, 2010.  At current commodity prices, project revenues are expected to be evenly split between gold and silver.

The gold and silver deposits at the Palmarejo Project, typical of many other silver and gold deposits in the Sierra Madre, are classified as epithermal deposits, and are hosted in multiple veins, breccias and fractures. The Palmarejo property includes three areas of defined resources: Palmarejo, Guadalupe and La Patria. Initial mining is focused on the Palmarejo deposit while the Guadalupe deposit is an advanced exploration project on which reserves were first reported in 2009.

On February 25, 2010 Coeur announced that Palmarejo, which began production in April 2009, produced 3.0 million ounces of silver and 54,740 ounces of gold at an average cash operating cost of $9.80 per silver ounce. Coeur’s capital expenditures for 2009 at Palmarejo were $162.8 million.  In 2010, the mine is expected to produce 7.9 million ounces of silver and 109,000 ounces of gold at an average cash operating cost under $2.50 per silver ounce (excluding royalty payments). Coeur anticipates capital expenditures at Palmarejo for 2010 to be around $55 million.

Gold Quarry, Nevada

Pursuant to the Gold Quarry Acquisition Agreement, on December 29, 2008 Franco-Nevada acquired for a total consideration of $103.5 million in cash an effective 7.29% net smelter returns royalty interest on the Gold Quarry Royalty Property. The Gold Quarry Royalty Property is a 522 acre portion of Gold Quarry operation of Newmont on the Carlin District of north-central Nevada. The Gold Quarry Royalty is paid on (i) a 7.29% NSR based on production, or (ii) a minimum annual royalty payment obligation tied to unpaid reserves and stockpiles on the Gold Quarry Royalty Property. Based on historic reported payment data, Franco-Nevada expects to continue to receive, on average and based on minimum obligations, at least 11,200 gold royalty ounces per annum. Since the start of production at Gold Quarry in 1985, Nevada Net Proceeds of Mines data indicates this royalty interest has paid out over $250 million to its owners.

The Gold Quarry operation, which has been in production since 1985, continues to be an important contributor to Newmont’s Carlin Trend Complex, which operates as an integrated unit with different mines supplying variable ore types and grades to a variety of processing facilities situated throughout the complex. Gold Quarry supplies significant ore to Newmont’s Mill 6 Roaster and Mill 5 flotation plant, oxide ore to the Carlin South Area leach pads and concentrates from Mill 5 to the Twin Creeks Autoclaves and the Mill 6 Roaster. For 2009, based on the minimum annual royalty payment obligation tied to stockpiles, Franco-Nevada received royalty revenues based on approximately 14,431 net attributable royalty ounces.  Newmont currently reports reserves and production numbers by area and does not publicly quote separate Gold Quarry numbers.

In their fourth quarter and end of year earnings report released on February 25, 2010, Newmont disclosed that production from the Carlin operations is expected to be impacted by a geotechnical event that occurred at Gold Quarry in late December 2009, limiting access to ore that was originally scheduled to be mined in 2010 and 2011. After analysis, Newmont expects some 150,000 equity ounces of gold production to be deferred from the Gold Quarry operation in 2010 and 2011. Newmont currently anticipates mining these deferred ounces in 2012 and 2013. In their 2009 Annual Report, Newmont reports that open pit reserves at Gold Quarry increased due to resource conversion with the West Wall Layback, a portion of which would be attributable to the royalty property.

Franco-Nevada’s royalty revenues from Gold Quarry have been and are expected to continue to be based on minimum annual royalty payments tied to royalty property reserves and stockpiles.  Because of this, Franco does not believe the deferred production resulting from the recent geotechnical event directly impacts our near-term revenue stream other than through changes that may occur to the royalty property reserves and/or stockpiles.  With the newly announced Gold Quarry reserve additions, which in part occur on the royalty property, Franco-Nevada expects the 2010 net attributable royalty ounces to be between the 11,200 historic reserve minimum and last year’s approximate 14,400 stockpile minimum.

Marigold, Nevada

The Marigold property subject to Franco-Nevada royalties includes different royalties on different sections of the Marigold mine, including a royalty acquisition in November 2009 on alternating sections which, along with the historic royalties, collectively covers essentially all production from the property. The Marigold mine is located in Humboldt County, Nevada and has been in operation for over 15 years. The mine is operated by conventional open pit mining with heap leach processing. Marigold is operated by a joint venture comprised of Goldcorp Inc. (“Goldcorp”) (66.66%) and Barrick (33.33%).

The Company’s royalties include, on different alternating sections, an effective 1.75% NSR royalty, a 5% NSR royalty, a 0.5%-1.5% GR, and a 2.5%-4% GR. The November 2009 acquisition also included three sections of 3% NSR royalty lands immediately southeast of the Marigold mine leased by a different operator. Portions of the Marigold property subject to the 1.75% NSR royalty were previously in production and generated revenues on production from the 8-South ore body from 1989 to 1994. Although there is no current production from this portion of the Marigold property, an AMR of $160,000 is payable annually and is required to be credited as an advance to be deducted from subsequent royalties paid on production.

In 2009, production was 146,900 ounces of gold, with an average grade of 0.63 g/t, compared to 144,300 ounces of gold in 2008 with an average grade of 0.52 g/t. Exploration has been focused on the conversion of resources to reserves in the Red Dot area within Section 19 in the south-central portion of the property, where 730,000 ounces were added to reserves in 2009.

The following table sets forth selected historical financial and operating information relating to the Marigold mine for the periods indicated:

	2009		2008
Revenue ($000)(1)	$7,263		$6,111
Production (K oz)(2)	146.9		144.3
Proven and Probable Reserves (K oz)(2)	2,410	(3)	1,530
Measured and Indicated Resources (K oz)(2)	660	(3)	765
Inferred Resources (K oz)(2)	1,169	(3)	690

(1)          Revenue refers only to payments made to Franco-Nevada from production on the 5% NSR and 1.75% NSR portions of the property.

(2)          Production, reserves and resources are not specific to the royalty interest in the 5% NSR or 1.75% NSR portions of Marigold, but relate to the entire property, which includes lands not subject to Franco-Nevada’s royalties. Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

(3)          Reported on a 100% basis as calculated from Goldcorp’s reported 66.7% attributable ounce base.

Tasiast, Mauritania

Red Back Mining Inc. (“Red Back”), through its subsidiary Tasiast Mauritanie Limited SA, owns and operates the Tasiast Gold Mine in Mauritania. The Tasiast property covers a 70 km strike length of the Archean Aoueouat greenstone belt which is largely underexplored. Based on Red Back’s public statements, all of the current resources occur within an 8 km strike length portion of this larger trend and they remain open along strike, within multiple horizons and at depth. Red Back intends to progressively increase the scope of exploration by conducting near-mine infill and step-out drilling, as well as evaluation of outlying prospects within the 312 km² mining license and exploration within the exploration licenses that surround the mining license.

Franco-Nevada’s royalty, a 2% NSR after 600,000 oz of production, was originally granted on three permit areas totalling 16,334 km², the Tasiast, Ahmeyim-Tijirit and Karet areas, as shown on the schematic inset map below. Franco-Nevada did not receive any revenue from this royalty in 2009 and does not expect to receive any royalty revenue in 2010. As of December 31, 2009, Tasiast life of mine production to date totals 313,502 ounces.

On January 15, 2010, Red Back announced it achieved record gold production during the second year of operation at the Tasiast Gold Mine with production of 158,660 oz of gold using both carbon-in-leach and oxide dump leach facilities. Red Back’s forecast for production in 2010 is between 245,000 and 265,000 ounces at a cash operating cost of between $325 and $350/oz.  Red Back reports test work has been conducted and a feasibility review is ongoing which could lead to reserve expansion of and an additional treatment option for low-grade sulfidic mineralization utilizing an initial high pressure grinding rolls (“HPGR”) crushing stage followed by heap leach processing.

On March 1, 2010, Red Back announced that Proven and Probable reserves had increased 64% to 5.03 million ounces. This followed an earlier release by Red Back that, as of December 31, 2009, the Tasiast Measured, Indicated and Inferred resources, which include reserves, stood at 7.81 million ounces. Red Back indicates that the additions were primarily the result of a drill program targeting the 1.2 km long Greenschist zone in the West Branch area, which is situated at the southern end of the existing mine corridor.  In addition to being open in several directions, Red Back reported that this new mineralization occurs over 50-100 meter widths in fold axes within the banded-iron and felsic horizons that host the bulk of the current production. With most of the drilling to date limited to the near mine, resource bearing portion of the greenstone belt and the mineralization occurring in the newly discovered Greenschist zone open on strike and to depth, Red Back considers the property to be very prospective.  In the first half of 2010, Red Back has announced a $22 million exploration budget focused on expanding the new Greenschist horizon. Red Back has stated they expect to announce an updated reserve in mid-2010, following completion of the first half 2010 drill campaign and the HPGR sulfidic ore heap leach feasibility study.

Subika, Ghana

Franco-Nevada’s Subika royalty is a 2% NSR that covers 78 sq km of the southern end of Newmont’s Ahafo project. The royalty is payable once 1.2 million ounces have been produced from the royalty area. As of December 31, 2009, 887,000 ounces had been recovered from the royalty property since production began in 2006 and the royalty is expected to become payable in 2012. Since the start of production at Ahafo, greater than 50% of total production has been from the royalty ground.

On February 25, 2010, Newmont reported reserves and resources as of December 31, 2009 for the Ahafo project with Proven and Probable Reserves of 9.38 million ounces, and Measured and Indicated Resources of 7.6 million ounces, a portion of which would be subject to Franco-Nevada’s royalty. Mineralized material is reported exclusive of reserves.  Newmont also announced equity sales at Ahafo for the year were 546,000 ounces at costs applicable to sales of $444 per ounce and forecast 2010 gold production at Ahafo to decline to between 460,000 and 500,000 ounces due to mining additional waste material and lower ore grades.

In their 2009 Fourth Quarter and Earnings conference call, Newmont announced that the Subika expansion project is being evaluated for a potential expansion of the current Subika operation by deepening the existing open pit and through the possible development of a new underground mine. Newmont reported that this expansion study, along with the existing reserve, has the potential to develop 7-9 million ounces at Subika and stated they are currently advancing an exploration decline to define and evaluate the new resource and create a platform for additional infill and deep exploration drilling. Newmont announced expenditures for the Subika expansion are projected to be between US$40-60 million in 2010. Franco-Nevada’s Ahafo royalty covers most if not all of the Subika open pit as well as the Subika expansion project area.

Bald Mountain, Nevada

Franco-Nevada’s Bald Mountain royalties cover a portion of the approximately 150,000 acre Bald Mountain mine located in White Pine County, 90 miles northwest of Ely, Nevada. Operations began as two separate mines with different owners, initially producing gold in 1981 at Alligator Ridge on the east side of the district, and in 1986 at Bald Mountain on the west side of the district. The property was combined in 1993 by Placer Dome Inc. Historically, Bald Mountain has been operated from multiple small open pits, using multiple heap leach facilities. Barrick, the current operator, continues to explore the property and region.

The lands over which Franco-Nevada holds its royalty interests are primarily situated on the eastern portions of the property.  They include approximately 18,160 acres that are subject to a 4% NSR on all gold and silver recovered from these claims, of which approximately 50% may be subject to a lower royalty rate until the payment cap is reached on royalties payable to other parties, and approximately 2,300 acres that are subject to a 2.418% NSR.

The following table sets forth selected historical financial and operating information relating to the Bald Mountain mine for the periods indicated.

	2009	2008
Revenue ($000)	$2,056	$2,546
Production (K oz)(1)	75	105
Proven and Probable Reserves (K oz)(1)	4,489	2,846
Measured and Indicated Resources (K oz)(1)	1,178	1,718
Inferred Resources (K oz)(1)	468	1,525

(1)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest. Measured and Indicated Resources are exclusive of Proven and Probable Reserves.

Cerro San Pedro, Mexico

Franco-Nevada has a 1.95% GR royalty on precious metals recovered from the Cerro San Pedro project located in central Mexico near San Luis Potosi. The open pit mine with run-of-mine heap leaching is owned and operated by New Gold Inc. (“New Gold”).

In September 2009, a Mexican Federal Court ruling nullified the Environmental Impact Statement for the Cerro San Pedro mine.  New Gold filed an appeal to overturn the Federal Fiscal Administration Court’s ruling to cancel the project’s Environmental Impact Statement. New Gold was then notified that they must suspend mining operations at Cerro San Pedro. In December 2009, New Gold announced that they were granted an injunction related to the suspension of operations at Cerro San Pedro. The court ruling temporarily overturns the Mexican environmental enforcement agency’s order to suspend mining which would allow the mine to continue operating while the appeal goes to trial and the court hears the arguments.

In March 2010, the restrictions to the Cerro San Pedro mine’s explosives permits were removed which allows full operations to resume. The restrictions were lifted following a ruling by a Federal District Court that overturns an earlier court order prohibiting the use of explosives at the mine.

On January 25, 2010, New Gold reported that in 2009 production increased at Cerro San Pedro due to higher tonnes placed on the leach pad, partially offset by lower gold grade.  In 2010, Cerro San Pedro is expected to produce between 95,000 and 105,000 ounces of gold and between 1.4 and 1.6 million ounces of silver at a total cash cost between $390 and $410 per ounce sold, net of by-product sales.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Cerro San Pedro mine for the periods indicated.

	2009	2008
Revenue ($000)	$2,245	$1,706
Production (K oz Au)(1)	95.5	84.6
Proven and Probable Reserves (K oz Au)(1)	1,408	1,266
Proven and Probable Reserves (million oz Ag)(1)	52.2	51.4
Measured and Indicated Resources (K oz Au)(1)	2,252	1,691
Measured and Indicated Resources (million oz Ag)(1)	77.8	63.4
Inferred Resources (K oz Au)(1)	392	25
Inferred Resources (million oz Ag)(1)	11.6	1.3

(1)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest. Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

Hemlo, Ontario

The Hemlo gold camp is located just off the Trans-Canada highway near Marathon, Ontario. Williams Operating Corporation (“WOC”) currently operates both the Williams and David Bell mines at Hemlo and has been owned 100% by Barrick since January 1, 2009.  Franco-Nevada holds a 3% NSR and a 50% NPI on the portion of the Hemlo camp that underlies the Interlake claims to the north-west of the Williams mine and which are under option to WOC. Mineralization continues from the WOC operations onto Franco-Nevada’s royalty property and WOC has been developing the royalty property including resource and reserve delineation, underground development and some initial mining in 2009. In 2009, Franco-Nevada received $44,386 in NSR royalty revenue and is reasonably confident of increasing NSR receipts in 2010 and in future years. The current reserve and resource life of mine plan projects the production of 200,000 feed ounces from the royalty property from 2010 to 2015. While NSR royalties are received with production, WOC is entitled to recover its initial capital spent for development on the Interlake claims before Franco-Nevada will recognize NPI royalties.  Exploration drilling is ongoing and has been encouraging.

Hollister, Nevada

Franco-Nevada’s royalties include a 5% NSR, less third party underlying royalties, on portions of the Hollister project, Nevada, resulting in (i) an effective 3% NSR on a 45 claim block area called the Hillcrest-Finley River Block, and (ii) a 5% NSR royalty on another portion of the Ivanhoe property. The Hollister project is located at the northern end of the Carlin Trend in northeast Nevada. Great Basin Gold Limited (“GBG”) owns and operates the Hollister project.

In December 2008, GBG purchased the 350-400 ton per day mill located at the Esmeralda Project, some 290 miles southwest of the property for $2 million, and has since completed an $11 million refurbishment. GBG is currently awaiting approval from the U.S. Bureau of Land Management on the Environmental Impact Statement.

GBG announced on February 25, 2010, that 81,211 gold equivalent ounces were extracted from Hollister during the 2009 year at a cash cost of $467 per gold equivalent ounce (excluding milling and haulage charges).  Of this total, GBG reported 44,700 ounces were actually treated from processing agreements with Newmont and Kinross Gold Corporation (“Kinross”).  GBG reported as of the end of 2009, the Hollister ore stockpile contained 41,683 tons with an estimated 41,446 gold equivalent ounces and a further 5,676 gold equivalent ounces were in process.

In 2010, GBG announced plans to extract 120,000 contained ounces from mining operations at a cash cost of $470 per gold recovered ounce. GBG anticipates recovery of 135,000 ounces in 2010 from the processing of 130,000 tons through the Esmeralda mill from both mined and stockpiled ores.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Hollister mine for the periods indicated.

	2009		2008
Revenue ($000)	$1,555		$671
Treated (K oz Au eq)	44.7		38.5	(1)
Proven and Probable Reserves (K oz Au eq)	1,122	(4)	1,100	(2)
Measured & Indicated Resources (K oz Au eq)	1,446	(5)	1,584	(3)
Inferred Resources (K oz Au eq)	1,432	(5)	680	(3)

(1)          As reported by GBG in a press release dated February 3, 2009, for the year ended December 31, 2008. Ore was sourced from trial mining stopes at Hollister and metallurgical processing occurred at Newmont’s Midas Mill and Kinross’ Republic facility.

(2)         Reserves as reported by GBG in their February 23, 2009 press release which stated “remaining proven and probable mineral reserves are 1.23 million tons grading 0.844 oz/ton gold and 4.32 oz/ton silver at a 0.33 oz/ton gold cut-off, containing 1.1 million gold equivalent ounces”.

(3)          As reported by GBG as of June 2008, assuming a 0.25 oz/ton cut-off.

(4)          Reserves as reported in the Revised Technical Report, effective June 17, 2009, data from a February 2009 Technical Report, at gold cut-off of 0.33 oz/st and calculated by applying a gold price of $800/Troy ounce.

(5)          Resources as of June 2009, at gold cut-off of 0.25 oz/st and calculated by applying a gold price of $800/Troy ounce.

Holloway, Ontario

Franco-Nevada has multiple royalties over an extensive land package on the Destor-Porcupine mineral trend in Ontario owned and operated primarily by St Andrew Goldfields Ltd. (“St Andrew”).  In late 2009, St Andrew reactivated the Holloway mine on which Franco-Nevada has a sliding scale royalty of 2% if the price of gold is $800/oz or less, increasing by 1% for every $100/oz increase in the price of gold, up to a maximum of 15%. In 2009, Franco-Nevada received $1,068,000 in royalty revenue from its Holloway royalty. With a full year of production in

2010 and the leverage of higher gold prices on the scaled royalty, royalty receipts are expected to exceed those of 2009.  In addition to its Holloway royalty, Franco-Nevada’s royalties with St Andrew also include:

•                    Hislop — The Hislop property is located approximately 50 kilometres to the west of the Holt mill, where ore will be trucked for processing.  In 2009, Franco-Nevada purchased a 4% NSR royalty on the Hislop property with minimum royalty payment commitments. Hislop is currently undergoing pre-development activities and is expected to begin production in 2010.

•                    Holt — The Holt property lies immediately south of Holloway and is the location of the Holt mill complex. Franco-Nevada has a sliding scale NSR royalty beginning at 2% when the gold price is less than or equal to $500/oz and increasing in 1% increments for each $100/oz increase in the gold price, to a maximum of 10%. The property is currently subject to a legal dispute involving third parties.

•                    Aquarius - The Aquarius property is located approximately 28 kilometres east of Timmins and contains an indicated resource of 1.1 million ounces of gold. Franco-Nevada holds a sliding scale NSR royalty on the Aquarius property which increases from 1% to 2% when the gold price is greater than $1,000/oz.

•                    Taylor and Stock properties— Franco-Nevada holds a 1% NSR royalty on a portion of these former producers.

•                    Central Timmins — Franco-Nevada has a 0.25% to 1% NSR on this exploration property.

Ity, Cote d’Ivoire

The Ity gold mine is located in western Côte d’Ivoire about 700 km from Abidjan.  Ity consists of several separate open pits and the operator has recently been focused on higher grade areas obtained from the Mount Ity pit. The project is presently operated by Société des Mines d’Ity which is owned 45.9% by COMINOR, a wholly owned subsidiary of La Mancha Resources Inc. (“La Mancha”), 44.1% by the Société d’État pour le Développement Minier de la Côte d’Ivoire and 10% by the Côte d’Ivoire government. Franco-Nevada inherited a royalty that was created when Normandy sold its 51% interest in Ity to COGEMA (later COMINOR.) Franco-Nevada has an approximate 1% NSR on overall mine production over 13 tonnes produced from the start of 2001 and an approximate 1.5% NSR on overall mine production over 21 tonnes from that same date. The royalty ceases once production reaches 35 tonnes.  To the end of 2009, the mine had produced approximately 11.8 tonnes leaving about 1.2 tonnes (~38,000 oz) before reaching the first royalty threshold. La Mancha reported that in 2009 the mine (100% basis) produced 51,710 ounces and that reserves at the end of 2009 were 352,659 ounces of gold representing a six year mine life. La Mancha indicated that it is confident that identified resources should allow the mine to add to its current mine life. La Mancha estimated total mine production for 2010 of 44,000-52,000 ounces which indicates the royalty should become payable in late 2010.

Mesquite, California

The Mesquite mine, operated by New Gold, is located in southern California and is permitted for open pit mining and heap leach processing.  Franco-Nevada holds a royalty on the entire Mesquite property ranging from 0.5% to 2.0% NSR, depending on the claim block. In 2009, gold sales were 143,509 ounces at a cash cost per ounce of $596.  The 2009 production and sales benefitted from higher tonnes placed on the leach pad and increased recoveries from secondary leaching.  As part of New Gold’s 2009 update to mineral reserves and resources, Mesquite’s proven and probable mineral reserves increased by 0.5 million ounces compared to the end of 2008. These additional reserves should allow Mesquite to extend the mine life and/or increase annual throughput. New Gold announced on January 25, 2010 that they expect Mesquite to produce and sell between 145,000 and 155,000 ounces of gold in 2010 at a cost of sales between $540-$560/oz.

New Gold has indicated that in 2010 it plans to evaluate various treatment alternatives for known sulphide resources that currently lie beneath the pits being mined at Mesquite. The deeper sulphide resource is not currently part of the mine plan due to the lower recovery rates achieved on sulphides via heap leaching. However, if a processing methodology can be established making the deeper sulphides economic, this could increase the mineral reserves base as well as allow New Gold to explore for additional sulphide resources below the base of the oxide mineralization throughout the property. New Gold intends to provide further updates on this evaluation in 2010.

The following table sets forth selected historical financial information for the royalty and the operating information relating to the Mesquite mine for the periods indicated.

	2009	2008
Revenue ($000)	$2,832	$1,859
Production (K oz Au)(1)	150	108.3
Proven and Probable Reserves (K oz Au)(1)	3,137	2,570
Measured and Indicated Resources (K oz Au)(1)	4,865	1,530
Inferred Resources (K oz Au)(1)	357	176	(2)

(1)          Production, reserves and resources are in respect of the entire mining property and are not specific to the royalty interest. Measured and Indicated Resources are inclusive of Proven and Probable Reserves in 2007 and are exclusive of Proven and Probable Reserves in 2008.

(2)         Inferred is reported as 9,756,000 tons grading 0.018 oz/ton Au.

Mt Muro, Indonesia

Straits Resources Limited (“Straits”) operates the Mt Muro gold project under a 3rd Generation Contract of Work (“CoW”) agreement with the government of the Republic of Indonesia. This CoW covers 47,940 hectares and was entered into in 1985. Franco-Nevada has a 3% to 7% sliding scale NSR royalty on 90% of production.  The royalty is capped after cumulative life-of-mine production totals 1.5 million ounces of gold from the property. The royalty rate is 7% for gold prices higher than $410/oz. At the end of 2009, approximately 1.43 million ounces have been produced from the royalty lands. For 2009, Franco-Nevada received $2.2 million in royalty revenue.

Production from the mine for 2009 was 37,377 ounces of gold and 208,553 ounces of silver, of which approximately 64% was on the CoW subject to Franco-Nevada’s royalty, at cash costs of $1,237/oz. Operational performance was hampered by bottlenecks and a lack of available ore for mining. However, Straits reported that new equipment mobilized towards the end of 2009 is showing improved production results.

Reserves and resources at Mt. Muro, as of June 2009, are 210,000 ounces of gold in reserve and 610,000 ounces of gold in resource. In its 2009 December Quarterly Activities Report, Straits reported a new production plan, which is forecast to deliver 320,000 recovered gold equivalent ounces over a minimum five year period with average cash cost of around $600/oz.

North Lanut, Indonesia

Avocet Mining PLC (“Avocet”) owns an 80% interest in an Indonesian company which holds a 6th generation Contract of Work (“CoW”) located in the central portion of North Sulawesi in the District of Bolaang Mongondow, Indonesia. The North Lanut gold mine is located within the CoW, which includes exploration and mining rights over approximately 50,000 hectares. The property includes the Riska, Effendi, Talugon, Durian, Rasik and Osela deposits. Franco-Nevada has a 5% NSR on 80% of gold production which will cease after 500,000 ounces of production. Production from the property was 46,894 oz of gold in 2009, bringing the total life of mine production to just under 262,400 ounces. In 2009, the cash cost of production was estimated to be just over $550/oz. Franco-Nevada received $1.76 million in royalty revenue in 2009. Reserves and Resources at North Lanut are prepared based on the JORC classification system. As of March 31, 2009, Measured, Indicated and Inferred resources were reported by Avocet to be 552,100 ounces of gold and Reserves were estimated to be 215,700 ounces.  The 2010 Reserve and Resource base is currently in the process of being updated.  Measured and Indicated resources are inclusive of reserves.

Robinson (Gold), Nevada

The Robinson open pit mining complex is located near Ely, Nevada. Copper, gold and molybdenum are recovered in concentrates that are transported offsite for smelting. The mine is operated by Quadra Mining Ltd. (“Quadra”).  Franco-Nevada has three royalty agreements covering the Robinson mine. Under an agreement purchased from Nerco Exploration Company (“Nerco”), Franco-Nevada receives a 0.225% NSR on all base metal and associated precious metal production. Under a gold agreement purchased from Alta Gold Co. (“Alta”), Franco-Nevada receives a 10% NSR on 51% of the gold production from the property in excess of 60,000 ounces of gold per year. Under a copper agreement, also purchased from Alta, Franco-Nevada is entitled to receive a price participation royalty on a portion of the copper production from the property as described subsequently in “Other Minerals Royalties — Operating Other Minerals Royalties — Robinson (Copper), Nevada”.

After production stopped in 1999, the Robinson royalties recommenced following resumption of production at the property in the second quarter of 2004. Increasing commodity prices and production triggered the commencement of payments from the Alta gold price participation royalty. In 2009, gold production levels exceeded the threshold to trigger payment under the Alta agreement.  On January 11, 2010, Quadra announced the Robinson mine annual production results for 2009 exceeded the initial 2009 production expectations.  As of January 2010, Quadra announced revised guidance of 80,000 ounces of gold for 2010 and expects production to be sourced from the Veteran, Wedge and Ruth Pits.

The following table sets forth selected historical financial information for the gold and copper royalties and the operating information relating to gold from the Robinson mine for the periods indicated.

	2009		2008
Revenue ($000)	$1,946		$2,868
Production (K oz Au)(1)	99.0		137.6
Proven and Probable Reserves (K oz Au)(1)	905	(3)	905	(3)
Measured and Indicated Resources (K oz Au)(1)	1,901	(2)(4)	1,901	(2)(4)
Inferred Resources (K oz Au)(1)	52	(2)(4)	52	(2)(4)

(1)          Production, reserves and resources are in respect of the entire mining property and may not be specific to the royalty interests. Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)          At a 0.40% Cu cut off.

(3)          At a 0.30% Cu cut off.

(4)          Reserve and Resource statement as of January 1, 2009.

Advanced Gold Royalties

Detour Camp, Ontario

Franco-Nevada has a 2% NSR that applies to all known resources of the Detour gold camp in north-eastern Ontario and Quebec. The property includes the former Placer Dome Detour Lake mine which produced 1.8 million ounces of gold from 1983 to 1999. Detour Gold Corporation (“Detour Gold”) is the operator and has conducted an active exploration program in the vicinity of the former mining operations. Franco-Nevada’s royalty applies to Blocks A, B, C, D, E and Mine Option Property as shown in the schematic. Detour Gold has reported Proven and Probable reserves of 8.8 million ounces (239 million tonnes grading 1.15 g/t gold) which are contained within a Measured and Indicated resource of 17.3 million ounces. Including an Inferred resource of 5.2 million ounces, total resources on the property are in excess of 22 million ounces, representing one of the largest undeveloped gold resources in Canada.

Detour released the results of a pre-feasibility study in September 2009 which outlines a large scale open pit mine with the capacity to produce approximately 560,000 ounces of gold annually at an operating cost of $404/oz.  The study contemplates a 14.5 year mine life and pre-production capital costs of approximately $844 million. Detour is working on permitting the project and completing a full feasibility study, which is scheduled for completion in the second quarter of 2010. The company raised C$275 million in November, 2009 to advance the project and management is targeting construction beginning in 2011 and production beginning in late 2012.

Dee (Storm, South Arturo), Nevada

Franco-Nevada holds a sliding scale gross royalty on production from the Dee claims, located at the northern end of the Carlin trend in north-central Nevada. This sliding scale gross royalty rate ranges from 4% to 9% depending upon the production rate, a CPI indexed dollar value per ton and certain metallurgical characteristics of the ore. The royalty agreement includes an AMR payment provision during non-producing periods, which has been paid since prior open pit operations were discontinued in 2001 and is currently paid at $200,000 per year. Once any royalty burdened production begins, the past AMR payments are credited against the production royalty payments.

Currently, the property is operated by a joint venture between Barrick (60%) and Goldcorp (40%). Exploration on and adjacent to the property has led to the discovery of the Storm, South Arturo and, more recently, the West Button Hill deposits. The underground Storm deposit, which lies mostly to the north of the royalty property, has been developed and went into production in late 2006 using the Dee pit for decline access into the underground mine. A production royalty from the Storm operation would be payable to Franco-Nevada only on production from the Dee claims, which may occur late in the mine’s life. The South Arturo deposit, which lies on the Dee royalty claims, is being actively drilled by Barrick with positive results announced in each of the past two years. It is anticipated that South Arturo could be mined by conventional open-pit methods, utilizing on-site heap leach processing for lower grade ore, with higher grades going to the nearby Goldstrike processing facilities for treatment.  Barrick also recently announced the discovery of the West Button Hill deposit east of the South Arturo zone.

On February 17, 2010, Goldcorp released updated reserves and resources for their 40% portion of the Dee project.  Based on Goldcorp’s reported attributable ounces, converted to a 100% basis for the property, the Proven and Probable Gold Reserves as of December 31, 2009 were reported to be 2.15 million ounces, the Measured and Indicated Gold Resources were estimated at 0.28 million ounces and the Inferred Gold Resources were 0.05 million ounces.

Duketon, Australia

Franco-Nevada has a 2% NSR that covers much of the Duketon gold project in Western Australia.  Regis Resources Limited (“Regis”) is the operator and is advancing development of the project. The largest deposit in the project is Moolart Well, which has reserves of 604,000 contained gold ounces.  Total resources at the Duketon gold project are 3.5 million ounces in eight separate deposits, most of which are on Franco-Nevada royalty ground.

In early 2010, Regis reached an agreement with Newmont Mining Finance Pty Ltd (“Newmont Finance”) to restructure Newmont Finance held debt and securities, thereby enabling Regis to finalize funding for the development of the Duketon gold project. With funding in place, development has commenced, and the first gold production is scheduled for September 2010.  Based on their July 2009 feasibility study, Regis expects the project to produce 550,000 gold ounces over six years at an annual average production rate of 90,000 ounces per year at cash costs of A$495/oz.  Capital for the project is estimated at A$73M and includes a central mill facility and multiple satellite open pits.

Kirkland Lake, Ontario

Franco-Nevada holds a 1-2% sliding scale NSR on land operated by Queenston Mining Inc. (“Queenston”), a 2-3% sliding scale NSR, operated jointly by Queenston and Kirkland Lake Gold Inc. (“KL Gold”) and a 20% NPI, operated by KL Gold. The royalty properties cover over 15 miles of the Larder Lake and Kirkland Lake Main Breaks in the Kirkland Lake camp of Ontario. These include revenue-based royalties covering resources currently being drilled by Queenston notably at Upper Canada and Anoki-McBean.  Queenston has reported that resources at McBean are 105,000 ounces and at Anoki are 111,200 ounces.  Queenston has been reporting encouraging drill results from their current drill program at Upper Canada and they expect to prepare NI 43-101 compliant resources at Upper Canada in 2010.  Over the next two years Queenston plans to advance the McBean, Anoki and Upper Canada projects towards pre-feasibility stage.  Close to the Macassa mine, KL Gold has been exploring from underground a high grade discovery called the South Mine Complex (“SMC”).  Franco-Nevada’s profit-based interest on resources under the Joseph and Gracie claims appear to be close to the south-west extensions of the discovery.

Perama Hill, Greece

Franco-Nevada holds a 2% NSR royalty in the Perama Hill project, which is located in the Thrace region of north-eastern Greece and is owned by Eldorado Gold Corp. (“Eldorado”). In its January 28, 2010 reserve update, Eldorado reported a Proven and Probable reserve for Perama Hill containing 966,000 ounces of gold at a grade of 3.2g/t.  The Measured and Indicated resource for Perama Hill contains 1.363 million ounces of gold at a grade of 3.62 g/t and an Inferred resource of 552,000 ounces of gold grading 1.96 g/tonne. Mineralization on the property is non-refractory in nature and would be accessible at a very low strip ratio of 0.4:1.  The estimated metallurgical recovery is 90%.  Eldorado’s 2010 program for Perama Hill will concentrate on permitting activities prior to planned construction starting in the second half of 2011. Eldorado views the recent political and economic developments in Greece as positive for the permitting and timely development of this project.  Eldorado expects to spend $60 million in capital on Perama Hill in 2011.

Pinson, Nevada

The Pinson project is located near the intersection of the Getchell Gold Belt and the Battle Mountain-Eureka Trend in the heart of the Nevada Gold Province. Pinson is south of Barrick’s and Newmont’s Getchell/Turquoise Ridge Mine and 8 miles from Newmont’s Twin Creeks Mine complex.

Franco-Nevada holds a 1-2% NSR royalty on approximately 20 sections and a smaller royalty on another half section of checkerboard land in the area covering portions of the Pinson and Getchell properties in Nevada. The Pinson project’s most recent resource statement was announced in July 2007 by Atna Resources Ltd., and reported Measured, Indicated and Inferred resources of over 2.2 million ounces. It is unclear as to which portion of these resources will be ultimately mineable and also subject to Franco-Nevada’s royalties. Franco-Nevada is receiving AMR payments on the property, which will be credited against any future production royalty payments if and when they occur.

Exploration Gold Royalties

Franco-Nevada has a portfolio of 131 gold exploration stage royalty interests.  Franco-Nevada expects that over time a portion of these interests will eventually qualify as Advanced assets.  In 2009, progress at the Sandman project in Nevada that is being explored by Newmont has resulted in Franco-Nevada reclassifying Sandman as an Advanced project.  For 2010, a prospective reclassification from Exploration to Advanced is the Goldfields project in northern Saskatchewan held by Linear Gold Corp.

PGM Royalties

Operating PGM Royalties

Stillwater Complex, Montana

Stillwater Mining Company (“Stillwater”) owns and operates the Stillwater mine and the East Boulder mine in Montana. Production began in 1986 at the Stillwater mine and in 2002 at East Boulder mine (together, the “Stillwater complex”). Franco-Nevada’s royalty is a 5% NSR payable on all commercially recoverable metals produced from 813 of the 995 claims that cover the Stillwater complex. The amount of the royalty is reduced by permissible “onward processing” deductions, which have averaged 10-12% of revenue over the last several years. The royalty is calculated and payable monthly and Franco-Nevada may elect to receive the royalty in cash or in kind.

Based on management’s estimates, Franco-Nevada’s Stillwater complex royalty covers 80-85% of the combined reserves and resources of the deposit. Historically, the percentage of ore mined from the royalty ground has been significantly lower than the 80-85% reserve/resource estimate. However, in recent years the annual percentage of production on the royalty ground has increased, averaging 87% since 2006.

Prior to 2006, Stillwater was successful in replacing reserves net of depletion at the Stillwater complex. As a result of what Stillwater describes as the unique PGM enrichment of the J-M Reef, management believes that reserve replacement will not be a function of discovery but, instead, will depend on Stillwater’s ability to complete adequate definition drilling, fund adequate infrastructure development and successfully manage capital and operating cost pressures.

In its January 12, 2010 press release of 2009 results, Stillwater reported mine production of palladium and platinum for 2009 of 529,900 ounces.  Management estimates approximately 82% of this 2009 production was sourced from our royalty lands. Stillwater also provided production guidance for 2010 of 515,000 ounces from the Stillwater complex. Management expects the percentage of production being sourced from our royalty lands to decline from the current levels under Stillwater’s new operating plan. Capital expenditures were $39.5 million in 2009 and, based on Stillwater’s year-end guidance, are expected to be $50 million in 2010.

The following table sets forth selected historical financial and operating information relating to the Stillwater complex for the periods indicated.

	2009	2008
Revenue ($000)	$10,135	$13,553
Production (Pd/Pt K oz)(1)	407/122.9	384/115
Proven and Probable Reserves (K oz)(1)(2)(3)	20,614	20,461

(1)          Production, reserves and resources are for the entire mining property and not specific to Franco-Nevada’s royalty interest.

(2)          Expressed as palladium plus platinum in situ ounces at a ratio of approximately 3.55 parts palladium to 1 part platinum.

(3)          Average mining and processing losses of approximately 19.3% must be deducted to arrive at estimated recoverable ounces.

Advanced PGM Royalties

Pandora, South Africa

Franco-Nevada has a 5% NPI royalty on the 17,193 acre Pandora property in the western Bushveld area of South Africa. Anglo American Platinum Corporation (“Anglo Platinum”) and Lonmin Plc (“Lonmin”) formed a joint venture to develop the Pandora property in 2001. The property is owned by Anglo Platinum, Lonmin and their two Black Economic Empowerment partners. AMR payments of ZAR 100,000 (approximately $14,000) have been made on the royalty interest since 1994.

The Pandora property has been in production since 1996 and payments under the NPI commenced in 2005.  In recent years ore has been sourced both from small open pit operations and by underground workings accessed from the Lonmin E3 shaft on the adjacent Eastern Platinum property. The open pit operations have now been depleted with ongoing mining focussed on the underground operations.  In 2009, Lonmin reported 650,000 tonnes of ore sourced from the Pandora joint venture were milled, yielding 74,268 ounces of PGMs in concentrate.  Reserves and resources at Pandora are prepared using the SAMREC classification system. Anglo Platinum reported its 42.5% attributable interest in the Pandora reserves and resources based on 4E at September 30, 2009 as follows: Ore reserves of 3.8 Mt with grade of 4.25 g/t containing 0.5Moz. Measured resources were 3.2 Mt at 4.82 g/t containing 0.5Moz. Indicated resources were 17.4 Mt at 4.47g/t containing 2.5Moz. Inferred resources were 42 Mt at 4.12 g/t containing 5.6Moz. Lonmin reported in their 2009 annual report that output from Pandora is expected to increase through 2013 and that they are at the final stages of a feasibility study on the underground extension of the joint venture, subject to approval by the joint venture partners, which is planned to come into production in 2013.

Other Minerals Royalties

Operating Other Minerals Royalties

Mt Keith, Western Australia

Franco-Nevada owns both a 0.375% GR royalty and a 0.25% NPI on lands including the Mt Keith nickel operation in Western Australia.  The 0.375% GR royalty was acquired by Franco-Nevada effective September 1, 2009 for A$20m. Mt Keith is a large, low-grade disseminated sulphide ore body and the world’s largest open pit nickel mine operated by BHP Billiton Ltd. (“BHP”). Mt Keith has a mining rate of approximately 40 million bcm/annum. Concentrator ore throughout is approximately 11.5 million tonnes/annum with 60-70% recoveries. The production capacity is 35-40,000 tonnes/annum of nickel in concentrate, at approximately 20% nickel grade. Mining commenced in 1993 with the first nickel concentrate produced in 1994. Reserves and resources at Mt Keith are prepared based on the JORC classification system. Resources at June 30, 2009 were reported by BHP to be 361 million tonnes grading 0.52% nickel and 24 million tonnes grading 0.52% nickel and Reserves were reported to be 129 million tonnes grading 0.57% nickel and 24 million tonnes grading 0.53% nickel in the open-cut and stockpile, respectively.  BHP reported that Mt Keith has an estimated mine life of 15 years. In 2009, total revenues were $720,000, an increase from the previous year due to the acquisition of the 0.375% GR during the year.

Robinson (Copper), Nevada

Franco-Nevada has an interest in both the gold and copper production from the Robinson open pit mining complex near Ely, Nevada. The operation and the gold royalty interests are discussed in more detail above under “Gold Royalties — Operating Gold Royalties — Robinson (Gold), Nevada”. Under an agreement purchased from Nerco, Franco-Nevada receives a 0.225% NSR on all production. Under an agreement purchased from Alta, Franco-Nevada is also entitled to a price participation royalty on 51% of 40% of each pound of copper production from the property in excess of 130 million pounds of copper multiplied by the spot price less $1.00 per pound adjusted for inflation (based on 1990 dollars). Amounts are only payable in any year in which the average price of copper during that year exceeds a $1 per pound threshold, as adjusted for inflation (based on 1990 dollars).

On January 11, 2010, Quadra announced that the Robinson mine produced 122.5 million pounds of copper in 2009 and, therefore, did not meet the copper production threshold required to trigger the copper production payment under the Alta agreement.  Quadra reported that 2009 production was negatively impacted by regulatory concerns regarding the geotechnical stability of the north wall of the Veteran Pit, an issue which is now resolved.  As of January 2010, Quadra announced its production guidance for 2010 to be 135 million pounds of copper and expects production to be sourced from both supergene and hypogene ores from the Veteran, Wedge and Ruth Pits.

The following table sets forth selected historical copper production levels, and reserves and resources for the Robinson mine for the periods indicated. During 2009, Franco-Nevada received $512,000 in royalty payments from Robinson (Copper), entirely from the Nerco NSR.

	2009		2008
Production (Mlbs Cu)(1)	$122.5		$159.7
Proven and Probable Reserves (K t Cu)(1)	728	(4)	728	(4)
Measured and Indicated Resources (K t Cu)(1)	2,082	(3)(4)	2,082	(3)(4)
Inferred Resources (K t Cu)(1)	85	(3)(4)	85	(3)(4)

(1)          Production, reserves and resources are in respect of the entire mining property and may not be specific to the royalty interests. Measured and Indicated resources are inclusive of Proven and Probable reserves.

(2)          At a 0.30% Cu cut off.

(3)          At a 0.40% Cu cut off.

(4)          Reserve and Resource statement as of January 1, 2009.

Advanced Other Minerals Royalties

Falcondo (Nickel), Dominican Republic

Franco-Nevada has an approximate 4.1% equity interest in Falcondo Dominicana, C. por A. (“Falcondo”) which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant. Xstrata plc (“Xstrata”) has an 85.26% equity interest in Falcondo. Revenue is received through discretionary dividend distributions on Falcondo’s common shares. The operation has been producing ferronickel with some intermittent production halts since 1971. Production was initially suspended in 2008 and then put under indefinite care and maintenance due to adverse nickel market conditions and high oil prices.  Falcondo has had previous market related suspensions from which is has successfully restarted. Franco-Nevada did not receive any dividends from Falcondo in 2009 and does not expect to receive any dividends until nickel prices improve and operations are restarted.

In December 2009, Xstrata announced that it is expecting to complete a feasibility study in 2010 to transform Falcondo from a swing producer into a sustainable low-cost operation requiring minimal capital outlay.  Xstrata envisages converting the plant to natural gas and optimizing mining/plant processes with the target of $4.00-$4.50/lb nickel).  Xstrata stated reserves to be 74Mt at 1.3% nickel and resources of 76.8Mt at 1.5% nickel with an anticipated mine life exceeding 20 years at more than 28,000 tpa nickel output and with growth potential.

Rosemont, Arizona

Franco-Nevada has a 1.5% NSR royalty on all minerals extracted from the Rosemont (Helvetia) project, located in Pima County, approximately 30 miles southeast of Tucson, Arizona, which is currently in the permitting process. The property contains three known potentially open-pit mineable copper/molybenum/silver skarn deposits (Rosemont, Peach Elgin and Broadtop Butte, respectively) and is situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. (formerly Phelps Dodge Corporation) and Asarco LLC. The project is owned by Augusta Resource Corporation (“Augusta”).

As of January 15, 2009, Augusta reported that Measured and Indicated resources at Rosemont, assuming a 0.15% copper cut-off and $1.85/lb copper price, included 105.1 million tonnes of oxide and mixed ore, and 596.8 million tonnes of sulfide mineralization containing 6.17 billion pounds of copper, 176 million pounds of molybdenum and 72 million ounces of silver. Proven and Probable reserves, which are included in the above resources, were 70.0 million tonnes of oxide ore and 546.3 million tonnes of sulfide ore containing 5.15 billion pounds of copper, 164 million pounds of molybdenum and 66 million ounces of silver.

Augusta released an updated feasibility study in January 2009 re-affirming that the Rosemont (Helvetia) project is technically and economically feasible and that the project will be a conventional modern hard rock open pit operation, with a mine life of 21 years, and average annual production of 221 million pounds of copper, 4.7 million pounds of molybdenum, and 2.4 million ounces of silver over the expected mine life.

Augusta is currently moving through the U.S. Environmental Policy Act permitting process, after the United States Forest Service and Bureau of Land Management made determinations of completeness regarding Rosemont’s Mine Plan of Operations in the first quarter of 2008.  The Draft Environmental Impact Statement is expected to be released to the public early in the second quarter of 2010.  The Record of Decision is expected in the fourth quarter of 2010.  Subsequently, Augusta will file a final Plan of Operations and it is expected that permits would then be issued allowing construction to commence in 2011.

Mineral Exploration Assets

Franco-Nevada owns royalty interests in an extensive list of exploration stage mineral properties. Besides the 131 gold exploration stage royalty interests referred to under “Gold Royalties — Exploration Gold Royalties” above, Franco-Nevada has 2 PGM exploration stage royalties and 19 other minerals exploration stage royalty interests.  Exploration stage royalties are speculative and unlikely to generate royalty cash flow in the next five years.  While some of these royalty interests are associated with properties that have production, reserves or resources, Franco-Nevada’s exploration stage property interests are estimated to be either outside known resources or the royalty requires more than currently known reserves or resources to become payable.  A good portion of the properties are inactive and may not see activity again. Some of the properties are in proximity to operating or advance projects discussed above. Franco-Nevada has not visited or audited its full list of exploration stage royalties and has relied on operator reports, public disclosures and title searches to determine which properties are in good standing. It is possible some properties may have lapsed or some AMR revenue may be uncollectable.

Oil & Gas Interests

Franco-Nevada’s Oil & Gas Interests include producing and non-producing lands located in British Columbia, Alberta, Saskatchewan, Manitoba and the Canadian Arctic. Producing lands include Crown, freehold, unitized and non-unitized oil and natural gas production. The properties contain long-life, low-decline reserves, include interests in frontier areas (see “Arctic Gas, NWT and Nunavut”) and are operated by experienced operators, including, among others, Cenovus Energy Inc., Apache Corporation, Talisman Energy Inc. (“Talisman”), Canadian Natural Resources Ltd. (“CNRL”) and Suncor Energy Inc. (“Suncor”).

The following table sets forth certain financial and operating information concerning Franco-Nevada’s Oil & Gas Interests for the periods indicated.

	2009	2008
Revenue ($000)(1)	$	$
Significant Operating Properties	22,409	45,414
Other Operating Properties	5,321	9,433
Total	$27,730	$54,847
Operating Costs ($000)	$1,112	$1,455
Operating Statistics
Production (Boe/d)(2)	1,925	2,200
Production Split (oil:gas)	55:45	51:49

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Operating Properties

The following is a description of the oil and natural gas interests on the Edson Property, Weyburn Unit, Midale Unit, Medicine Hat Consolidated Unit No. 1 and Tidewater Interests which are the most significant royalties and working interests included in Franco-Nevada’s Oil & Gas Interests. The following describes the larger operating units and properties, the production from those properties net to Franco-Nevada and the proved reserves of those properties net to Franco-Nevada. These larger operating units and properties accounted for approximately 81% of the production revenue from Franco-Nevada’s Oil & Gas Interests for the year ended December 31, 2009 and 84% of proved reserves for the year ended December 31, 2009. As of December 31, 2009, total proved plus probable reserves for these larger operating properties was 6,920 MMboe, using forecast costs and prices.

Edson Property, Alberta

The “Edson Property” is located approximately 209 kilometers west of Edmonton, Alberta and encompasses over 25,920 gross (net 3,888) acres, of which 4,480 gross (net 672) acres are currently undeveloped. Franco-Nevada has a 15% overriding royalty in this property. The wells are operated by CNRL. For 2009, revenue received by Franco-Nevada from the Edson Property was $8,208,000. For the same period, the property produced approximately 3.3 MMcf/d of natural gas and 201 Bbls/d of NGLs totalling 750 Boe/d of production net to Franco-Nevada from 131 gross (net 19.7) producing gas wells mainly from the Upper Cretaceous Cardium Formation, with lesser amounts from the Viking, Cadomin and Bluesky Formations. As of December 31, 2009, net proved reserves to Franco-Nevada’s Oil & Gas Interests were 1,606 Mboe.

Gas is processed at the CNRL operated Galloway, Edson West and Ansell gas plants which extract natural gas liquids. These plants have a combined processing capacity of 146 MMcf/d. The main reserves bearing formation in the Edson Property area is the Upper Cretaceous Cardium Formation. The Edson Property lies in an area of northwest southeast trending fault traces where the faults ramp up through the Cardium Formation. The faults dip to the west. The best Cardium wells, both vertical and especially horizontal, have targeted the hanging wall of the updip leading edge of Cardium sand cycles. This potentially helps the wells take advantage of the better productivity associated with narrow areas of higher fracture density induced by the higher stresses related to deformation along the leading edges of the faults.

The following table sets forth the revenue and production from the Edson Property for the periods indicated:

	2009	2008
Revenue ($000)(1)	$8,208	$22,030
Production (MBoe)(2)	274	385

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Weyburn Unit, Saskatchewan

The “Weyburn Unit” is located approximately 129 kilometers southeast of Regina, Saskatchewan and encompasses approximately 53,360 gross (net 824) acres in which the Mississippian Midale beds are unitized. Franco-Nevada holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. Production commenced from the Midale zone within the unitized area in 1955 under primary depletion (solution gas expansion). Formation of the Weyburn Unit occurred in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme on 80 acre well spacing. Cenovus is the operator.

Current gross production capability of the Weyburn Unit is approximately 28,800 Bbls/d at an average water cut of 86.2%. Cumulative oil production of the Weyburn Unit as of December 31, 2009 was estimated to be 433 MMbbls, or 30.9% of the original oil in place of 1,402 MMbbls recognized by GLJ. Current production is from 845 gross (net 13.1) wells. Produced oil within the Weyburn Unit averages 31 degrees API and contains approximately 2.2% sulphur.

For 2009, revenue received by Franco-Nevada from the Weyburn Unit was $8,317,000 and production net to Franco-Nevada was 413 Bbls/d. Franco-Nevada takes product-in-kind for the working interest portion of this production and markets it through a third party marketer. As of December 31, 2009, net proved reserves to Franco-Nevada’s Oil & Gas Interests were 2,073 Mbbls.

The following table sets forth the revenue and production from the Weyburn Unit for the periods indicated:

	2009	2008
Revenue ($000)(1)	$8,317	$12,956
Production (Mbbl)(2)	151	148

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to the Oil & Gas Interests.

Midale Unit, Saskatchewan

The “Midale Unit” was discovered in 1953 and the Midale Unit was formed in 1964 for the purpose of implementing a pressure maintenance scheme by water injection. The Midale Unit is located in southeast Saskatchewan approximately 40 kilometers southeast of the town of Weyburn and encompasses 13,760 gross (net 353) acres with 347 gross (net 9.6) producing wells. Franco-Nevada holds a 1.594% working interest and a 1.175% gross override royalty interest in the Midale Unit. Apache Canada Ltd. is the operator.

For 2009, revenue received by Franco-Nevada from the Midale Unit was $3,513,000 and production net to Franco-Nevada was 145 Boe/d. Franco-Nevada takes product-in-kind for the working interest portion of this production and markets it through a third party marketer. As of December 31, 2009 net proved reserves to Franco-Nevada’s Oil & Gas Interests were 704 Mboe.

The following table sets forth the revenue and production from the Midale Unit for the periods indicated:

	2009	2008
Revenue ($000)(1)	$3,513	$5,899
Production (MBoe)(2)	53	58

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Medicine Hat Consolidated Unit No. 1, Alberta

“Medicine Hat Consolidated Unit No. 1” is a unitized gas field located in Alberta, approximately 257 kilometers southeast of Calgary, Alberta, and encompasses 62,770 gross (net 1,443) acres with 1,013 gross (net 23.3) producing wells. Franco-Nevada holds an effective 2.3% overriding royalty in Medicine Hat Consolidated Unit No. 1. Medicine Hat Consolidated Unit No. 1 is operated by Suncor and produces natural gas without any associated liquids. Medicine Hat Consolidated Unit No. 1 was formed in 1994 and produces from the Medicine Hat zone of Upper Cretaceous Age.

For 2009, revenue received by Franco-Nevada from Medicine Hat Consolidated Unit No. 1 was $1,107,000 and production net to Franco-Nevada was 160 Boe/d (960 Mcf/d). As of December 31, 2009, net proved reserves to Franco-Nevada’s Oil & Gas Interests were 395 Mboe (2,371 MMcf).

The following table sets forth the revenue and production from the Medicine Hat Consolidated Unit No. 1 for the periods indicated:

	2009	2008
Revenue ($000)(1)	$1,107	$2,376
Production (MBoe)(2)	58	56

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Tidewater Interests, Saskatchewan

Franco-Nevada holds a 56.13% interest in the Saskatchewan Gulf Securities Tidewater Royalty. The “Tidewater Interests” consist of a 2.5% overriding royalty on 28,900 gross (net 405) acres of land spread throughout southern Saskatchewan in the Dollard Unit, Instow Unit, Rapdan Unit smaller miscellaneous units and non-unit properties. The portfolio’s net overriding royalty is 1.40%. This royalty was created by an agreement dated June 6, 1949 between Gulf Securities Corporation Ltd. and Tide Water Associated Oil Company and is administered by Computershare Trust Company of Canada.

Production comes from 11 units and approximately 264 gross (net 3.7) non-unitized wells and consists of oil and, depending on the area, some solution gas. There are a number of different operators of these units and wells. Talisman, Pemoco Ltd. and Penn West Petroleum Ltd. operated units and wells that produced 70% of the revenue received by Franco-Nevada from the Tidewater Interests. As of December 31, 2009, production net to Franco-Nevada Interests was 63 Boe/d. As of December 31, 2009, net proved reserves to Franco-Nevada’s Oil & Gas Interests were 267 Mboe.

The following table sets forth the revenue and production from the Tidewater Interests for the periods indicated:

	2009	2008
Revenue ($000)(1)	$1,264	$2,151
Production (MBoe)(2)	23	23

(1)          Revenue refers only to payments made to Franco-Nevada.

(2)          Net to Franco-Nevada.

Arctic Gas, NWT and Nunavut

Franco-Nevada has 428 Bcf of contingent recoverable natural gas resources, net to Franco-Nevada, in the Drake Point, Hecla, King Christian and Roche Point gas fields located on and offshore Melville Island, approximately 700 miles northeast of the Mackenzie River Delta in the Arctic Ocean. This represents working interests ranging between 3% and 15% in these natural gas resources. The stated resources are an estimate of the contingent recoverable resources, net to Franco-Nevada, as evaluated by GLJ, independent reservoir engineers, as at November 2008.

The Drake Point field was discovered in 1969 by Panarctic Oils Ltd. Between 1969 and 1986 over 130 wells were drilled at a cost of greater than C$254 million. This drilling led to the discovery of the Hecla field in 1972 as well as other fields in which Franco-Nevada has an interest. Reserves are located in the Jurassic Borden Island Formation and the gas zones average 100 ft in thickness. These zones have good porosity, high permeability and the gas has no associated liquids or hydrogen sulphide. Geographic remoteness has prevented their commercialization to date. Suncor has the largest ownership stake in these fields while several other companies, including Exxon Mobil Corporation and Imperial Oil Limited, own smaller stakes. Although no operating agreement is currently in place, management believes that Suncor will be the operator of these fields when and if they are commercialized. In January 2005, Canadian Energy Research Institute released a report it had prepared for the Department of Indian and Northern Affairs Canada entitled “The Economics of High Arctic Gas Development: Expanded Sensitivity Analysis”. This report considered four development schemes and assumed production of 1,000 MMcf/d over a 20 year production period from the Drake and Hecla fields. The four development schemes considered were Liquefied Natural Gas (“LNG”) delivery to North America’s eastern seaboard, LNG delivery to West Greenland for transhipment to carriers accessing other markets, Compressed Natural Gas delivery to a Mackenzie Corridor pipeline and Gas to Liquids delivery to North America’s eastern seaboard. The capital costs of these schemes ranged between $4.9 billion and $6.3 billion in 2005 Canadian dollars. See “Risk Factors — Risks Related to Mining Operations and Oil and Natural Gas Operations”. There is currently no infrastructure to deliver potential future production from Franco-Nevada’s Arctic natural gas assets to market and currently no plans to develop these reserves.

Additional Operating Oil & Gas Royalty Interests

The larger operating units and properties described above account for approximately 81% of total oil and natural gas revenues in 2009, while over 50 areas contribute the remaining approximately 19% of total oil and natural gas revenues. These 50 areas are comprised of approximately 3,500 gross producing wells, and encompass a wide variety of royalty agreements and operators and are primarily located in Alberta and Saskatchewan.

Franco-Nevada has interests in 184 non-producing agreements and approximately 100,000 gross acres of undeveloped mineral title in addition to non-producing land within producing areas. Franco-Nevada also has approximately 80,000 gross (net 12,000) acres of unproved non-producing lands under lease. These non-producing agreements cover lands located in Alberta, Saskatchewan and Manitoba.

GOLDSTRIKE MINING AND TECHNICAL INFORMATION

The information set out below is based on the Goldstrike Report dated March 25, 2010, prepared by SRK, an independent consulting firm, in compliance with NI 43-101. The Goldstrike Report was prepared under the supervision of and endorsed by Dr. Neal Rigby, CEng, MIMMM, PhD, Corporate Consultant Mining and Leah Mach, CPG, MSc, Principal Resource Geologist, each a “qualified person” under NI 43-101.

Franco-Nevada has relied on an exemption from completing certain items required in a technical report, available under Section 9.2(1) of NI 43-101, in the Goldstrike Report, as Franco-Nevada has requested but was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain. Section 9.2(1) exempted Franco-Nevada and SRK from the requirements to perform an onsite visit of the Goldstrike complex, and to complete those items in a technical report that require data verification, inspection of documents, or personal inspection of the property.

Barrick has taken no responsibility and assumed no liability for the statements in the Goldstrike Report. No express or implied representation or warranty has been made by Barrick that the contents of the Goldstrike Report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

Property Description and Location

The Goldstrike complex is located in north central Nevada in Elko and Eureka Counties, approximately 40km north of the town of Carlin. The property hosts substantial gold deposits and includes the Goldstrike Open Pit Mine and the Goldstrike Underground Mine. The mines share processing facilities, which are located nearby.

As of December 31, 2008, the Goldstrike complex comprised approximately 4,197ha of surface rights ownership or control, with 3,420ha held privately and 778ha held from publicly owned lands, and approximately 3,535ha of mineral rights ownership or control, with 2,741ha held privately and 794ha on publicly owned lands. These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patented claims are lands that are legally purchased from the United States government and are a federally recognized legal interest in land equivalent to fee simple title. The Goldstrike complex includes a total of 298 unpatented mining and millsite claims to control the public acreage. The Goldstrike Open Pit Mine and Goldstrike

Underground Mine and the majority of the beneficiation and processing facilities at the Goldstrike complex are situated on land owned by Barrick.

Reference is made to “Gold Royalties — Operating Gold Royalties — Goldstrike Complex, Nevada” for a description of the royalty interests held by Franco-Nevada in the Goldstrike complex.  These royalties cover a substantial portion, but not all, of the production by Barrick from the Goldstrike complex.

SRK is not aware of any existing environmental liabilities to which the Goldstrike complex is subject. SRK was unable to verify the permits that Barrick holds in order to operate the mines on the Goldstrike complex, but mining legislation applicable to operations in Nevada obligates an owner to obtain an approved Plan of Operations from the Bureau of Land Management, United States Forest Service or the Nevada Division of Environmental Protection and numerous State permits covering environmental matters and operating and infrastructure related matters.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Goldstrike complex is located on the Carlin Trend which lies within the Basin and Range Province and is characterized by long, narrow mountain ranges and valleys trending in a north to north-easterly direction. The valley floor elevations are generally 4,700 to 6,000ft, while the mountain elevations are typically 8,000 to 9,500ft. The complex elevation is 5,576ft in the hilly terrain of the Tuscarora Mountains. Vegetation in the area is typical of the Great Basin region and is dominated by big sagebrush bunchgrass interspersed with pinyon juniper woodland.

The climate is arid and has little impact on operations. Summers are warm and dry (temperatures range from 70ºF to over 100ºF) and winters are relatively dry and cold (—0ºF to mid-20sºF). Approximately 10in of rain and 40in of snow fall annually.

There is a regional airport in Elko, as well as Amtrak service to Elko. Access to the Goldstrike complex area is via U.S. Interstate 80 from Elko and then north from Carlin by approximately 40km of local roads. Access agreements with Newmont and a right-of-way issued by the Bureau of Land Management provide access to the property.

According to the Barrick 2008 AIF dated March 30, 2009, the necessary permits to provide sufficient surface rights have been obtained for current operations at the property. SRK is unable to comment on the sufficiency of surface rights because Franco-Nevada does not have access to that data.

Power is acquired from purchased electricity and from the burning of propane, diesel and gasoline. In 2005, Barrick built a 115MW natural gas fired power plant capable of providing up to 85% of Goldstrike’s future power requirements. By building the power plant and bringing additional energy generating capacity on line, Barrick was granted the right to purchase power on the open market and firm import capacity on the transmission system to meet Goldstrike’s future power requirements in excess of the amount produced by Barrick’s power plant. Water is sourced from groundwater wells and pit dewatering. Water is recycled through the mine’s processing system. The Goldstrike complex hosts a number of buildings and ancillary facilities, including tailings and waste disposal areas. As the Carlin Trend is host to surrounding established mine sites, skilled mining personnel are available for employment. Approximately 1,600 employees work at the Goldstrike Open Pit and Underground Mines.

History and Production

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a joint venture with PanCana. Barrick assumed management of the Goldstrike complex on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property and acquired 100% ownership of the property in January 1987. Mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant were constructed.

The Goldstrike Underground Mine (Meikle deposit) commenced production in 1996. During 2000, Barrick completed construction of a roaster facility for the treatment of carbonaceous ore on the property. In 2001, a development program to bring the Rodeo deposit into production as part of the Goldstrike Underground Mine was completed and a new ball mill was added to increase autoclave recovery.

The following tables set out the production from the Goldstrike Open Pit Mine and the Goldstrike Underground Mine for the years indicated.

Goldstrike Open Pit Mine

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
1998	161,000	5,176	0.32	89.2	1,499
1999	155,000	4,763	0.27	88.2	1,130
2000	143,000	7,438	0.25	87.5	1,647
2001	154,233	9,187	0.20	85.1	1,550
2002	142,898	10,322	0.16	83.3	1,410
2003	141,693	10,041	0.19	82.0	1,559
2004	134,212	10,779	0.15	85.1	1,381
2005	129,833	10,097	0.18	85.6	1,514
2006	131,229	10,507	0.15	86.9	1,388
2007	136,868	10,546	0.135	85.5	1,215

Goldstrike Underground Mine

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
1998	877	857	1.03	95.9	847
1999	998	1,035	1.00	94.0	977
2000	1,257	1,239	0.70	92.9	806
2001	1,372	1,375	0.56	93.0	713
2002	1,635	1,638	0.43	91.3	640
2003	1,631	1,622	0.39	88.3	552
2004	1,573	1,566	0.40	89.7	561
2005	1,463	1,488	0.38	89.9	510
2006	1,420	1,425	0.37	89.8	477
2007	1,300	1,298	0.354	90.0	413

Goldstrike Open Pit and Underground Mine (YE 2008)

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
2008	127,905	11,550	0.175	84.3	1,706

Goldstrike Open Pit and Underground Mine Production Summary

2009
Tons Mined (000s)	131,854
Tons Processed (000s)	9,390
Average Grade (oz/t)	0.172
Recover Rate (%)	83.7
Production (000’s oz)	1,355

Source: Barrick Mine Statistics, (Fourth Quarter 2009)

Production at the Goldstrike complex decreased due to the partial shutdown of the autoclaves in the second half of 2009.  With nearly 12Moz of proven and probable reserves, this operation will continue to be an important source of production for many years to come.

Geology and Mineralization

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas.  The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age.  Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit.  Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time.  The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits — Post Oxide, Betze, Rodeo and Meikle — are all hosted in sedimentary rocks of the Silurian to Devonian ages.  The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation.  Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation.  The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation.  The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica.  Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit.  In the deeper deposits — Betze, Rodeo and Meikle — the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the Goldstrike Open Pit Mine is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive.  The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages.  The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation.  Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids.  Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas.  Overall, the Betze-Post ore zones extend for 1,829m in a northwest direction and average 183 to 244m in width and 122 to 183m in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike Underground Mine.  In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized.  Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones.  These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike.  The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member.  Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Exploration and Drilling

Barrick continues to explore for new reserves and resources at the Goldstrike complex. In 2006, the exploration and development drilling program focused on the North Post underground reserve delineation and Deep North Post resource delineation projects with positive results. A total of 14,452m of underground and surface drilling were completed in 2006. Results at North Post show an increase in size and continuity for the lower southern zone, and confirmed the thin discontinuous nature of the upper zone. In 2007, the exploration and development drilling program focused on the Banshee underground reserve delineation and Deep North Post resource delineation projects with positive results.  A total of 20,774m of underground and surface drilling were completed in 2007. In 2008, the exploration and development drilling program focused on the Banshee underground reserve delineation with positive results.  A total of 16,845 meters of underground and surface drilling were completed in 2008. Some of the Banshee deposits fall within the Extension and Gold Bug Royalty claims.

More than 6,500 drill holes have been completed within and around the Betze-Post deposit.  Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes.  Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53m and at Post is 46m. Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 415,622m in 7,340 underground holes had been completed in and around the deposit as of December 31, 2008.  A total of 338 surface holes, for 157,608m, have been drilled in and around the Meikle deposit.  Additional Banshee drilling commenced in 2007.  A total of 87 surface holes, for 45,281m and 116 underground holes for 21,805m were drilled in 2008 for Banshee.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2008, a total of 3,676 underground holes totalling 223,856m had been drilled in and around the deposit.  A total of 230 surface holes, for 104,943m, have been drilled in and around the Rodeo deposit.  Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 16,685m in 61 underground core holes have been drilled as of December 31, 2008.  There are an additional 142 North Post surface holes for 53,201m.

Sampling and Analysis and Sample Security

Drill spacing through the Betze, West Betze and Screamer deposits at the Goldstrike Open Pit Mine is approximately 53m and at Post is 46m. Drill spacing in the North Screamer and West Barrel deposits is approximately 30m. Franco-Nevada has not verified the location of these deposits as against its royalties on the Goldstrike complex. Almost all of the drilling has been sampled on 1.5m intervals and assayed for gold by the fire assay method with cyanide atomic adsorption finish. All assaying is checked and verified under a comprehensive, multi level quality assurance and quality control program that includes external laboratory check assays.

Drill spacing through the Meikle deposit is 8 to 26m. Some of the wider spaced core holes are sampled on 6m intervals (chip samples) and 1.5m whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

Drill samples collected for use in the geologic modeling and mineral resource estimation for the Goldstrike Open Pit and Underground Mine are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.

Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drillhole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike complex conform to industry accepted quality control methods.

SRK has not reviewed any of the project data directly and cannot comment on the result of data verifications. Franco-Nevada was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain.

Mineral Resources and Mineral Reserves Estimates

Barrick’s resources and reserves have been estimated as at December 31, 2009 in accordance with NI 43-101 requirements which require adherence to CIM definitions. Estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable.  Reserve estimations incorporate then current and/or expected mine plans and cost levels at each property. SRK observes that Barrick’s stated mineral resources are in addition to its stated mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when estimated using mineral reserve assumptions.

SRK did not generate the mineral resource and mineral reserve estimates and was unable to conduct an in-depth audit as prescribed by NI 43-101.  However, SRK does assume the estimations are CIM compliant per reporting requirements.

Mineral Resources

The following table sets out the Goldstrike Open Pit Mine and the Goldstrike Underground Mine mineral resources as at December 31, 2009.

Goldstrike Open Pit Mine and Goldstrike Underground Mine Mineral Resources(1)
(as at December 31, 2009)

Location and Category	Tons (x1000)	Grade (oz/t)	Oz (x1000)
Goldstrike Open Pit
Measured	10,446	0.055	577
Indicated	6,241	0.047	293
Measured & Indicated	16,687	0.052	870
Inferred	3,568	0.116	413
Goldstrike Underground
Measured	952	0.401	382
Indicated	3,484	0.316	1,101
Measured & Indicated	4,436	0.334	1,483
Inferred	1,858	0.341	633
Goldstrike Properties Total
Measured	11,398	0.084	959
Indicated	9,725	0.143	1,394
Measured & Indicated	21,123	0.111	2,353
Inferred	5,426	0.193	1,046

Source: Barrick Fourth Quarter and Year-End Report 2009 (February 18, 2010)

(1)          Resources, which are not reserves, do not have demonstrated economic viability.

(2)          Resources have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

(3)          Barrick reported that normal data verification procedures were employed in connection with the estimation.

Mineral Reserves

The following table sets out the Goldstrike Open Pit and Goldstrike Underground Mine mineral reserves as at December 31, 2009 (using an assumed gold price of $825/oz).

Goldstrike Mineral Reserves
(as at December 31, 2009)

Location and Category	Tons (x1000)	Grade (oz/t)	Oz (x1000)
Goldstrike Open Pit
Proven	41,888	0.107	4,477
Probable	41,014	0.117	4,819
Proven and Probable	82,902	0.112	9,296
Goldstrike Underground
Proven	3,614	0.405	1,464
Probable	5,384	0.259	1,396
Proven and Probable	8,998	0.318	2,860
Goldstrike Properties Total
Proven	45,502	0.131	5,941
Probable	46,398	0.134	6,215
Proven and Probable	91,900	0.132	12,156

Source: Barrick Fourth Quarter and Year-End Report 2009 (February 18, 2010)

As at December 31, 2009, metallurgical recovery at Goldstrike averaged approximately 83.7%.

Mining Operations

Mining and Processing

The Goldstrike Open Pit Mine is an open pit truck-and-shovel operation, using standard, proven equipment. Based on existing reserves and production capacity, the expected remaining mine life is approximately seven years from the end of 2009.

Two different underground mining methods are used at Goldstrike Underground Mine, being long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The Goldstrike Underground Mine is a trackless operation. Based on existing reserves and production capacity, the expected remaining mine life is approximately eight years from the end of 2009.

According to Barrick’s 2008 Annual Report, further production will come from ore in stockpiles, which is expected to be processed by 2034.

The Goldstrike complex has two processing facilities: an autoclave installation, which is used to treat non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat carbonaceous ore (the active carbon content of which responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000t/d. These process facilities treat the ore from both the Goldstrike Open Pit Mine and Goldstrike Underground Mine. A modified pressure technology for autoclave processing at Goldstrike will continue to be used in 2009.  This technology has a lower recovery than the conventional acid autoclave configuration.  Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All operations permits have been obtained and are in good standing.

Reclamation

At December 31, 2008, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (which is similar to CICA 3110 Asset Retirement Obligations), for the Goldstrike complex was $98 million. Franco-Nevada is not responsible for the reclamation and closure costs but its NPI royalty on these properties may be affected to the extent such reclamation and closure costs are included in the NPI calculation. In connection with the reclamation of the mine area, Barrick has provided security as required by governmental authorities. Major expenditure items covered by the asset retirement obligation are long-term care and monitoring, surface contouring, waste dump closure and process facility demolition.

Taxes, Operating and Capital Costs

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals extracted in the State. This tax is calculated and paid by Franco-Nevada based on a prescribed net income formula which is different from book income.

Barrick reports cash operating costs at the Goldstrike complex were $414 per ounce in 2009. Royalties, amortization and accretion were also reported as part of production costs, resulting in total production costs of $558 per ounce in 2009. Capital expenditures were reported in addition to production costs, at $66 million in 2009.

OIL & GAS SUPPLEMENTARY INFORMATION

Statement of Reserves Data and Other Oil and Natural Gas Information

GLJ was engaged by Franco-Nevada to evaluate the crude oil and natural gas reserves of its Oil & Gas Interest’s producing properties and the value of future net revenue attributable to such reserves. GLJ has prepared a report in accordance with the requirements of NI 51-101. The GLJ Report was dated March 25, 2010 with an effective date of December 31, 2009. The GLJ Report was prepared using assumptions and methodology guidelines outlined in the COGE Handbook.

All evaluations of future revenue contained in the GLJ Report are after the deduction of royalties, development costs, production costs and well abandonment costs of all wells to which reserves have been attributed, but before consideration of indirect costs such as general and administrative, overhead recovery and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the notes to the tables. The recovery and reserves estimates described herein are estimates only. The actual reserves may be greater or less than those calculated.

Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Reserves Data (Forecast Prices and Costs)

The following table sets forth a summary of the crude oil and natural gas reserves and the value of future net revenue of Franco-Nevada as at December 31, 2009 as evaluated by GLJ in the GLJ Report using forecast prices and costs. The pricing used in the forecast price evaluation is set forth below under the heading “Forecast Prices and Costs”. Some of the tables may not add due to rounding.

	Light & Medium Oil		Heavy Oil		Natural Gas		NGL		Total Oil Equivalent
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved
Producing	1,572	2,695	—	142	3	12,860	—	338	1,572	5,319
Developed Non-Producing	31	36	—	—	—	—	—	—	31	36
Undeveloped	511	652	—	—	—	67	—	3	511	667
Total Proved	2,114	3,383	—	142	3	12,928	—	341	2114	6,021
Total Probable	898	1,290	—	25	—	3,668	42	163	940	2,090
Total Proved Plus Probable	3,011	4,673	—	167	3	16,596	42	504	3,054	8,111

The following table sets forth the net present value of future net revenue attributable to the reserves categories referred to above, before and after deducting future income tax expenses, calculated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	(C$000)

Proved Producing	$324,885	$225,990	$173,632	$141,834	$120,596
Developed Non-Producing	2,778	1,308	807	573	439
Undeveloped	49,949	24,237	12,986	7,409	4,377

Total Proved	377,612	251,535	187,425	149,816	125,412
Total Probable	165,375	73,784	40,695	25,781	17,928

Total Proved Plus Probable	$542,987	$325,320	$228,120	$175,597	$143,340

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	(C$000)

Proved Producing	$279,370	$193,623	$148,340	$120,865	$102,523
Developed Non-Producing	2,175	981	592	415	314
Undeveloped	37,116	17,845	9,402	5,213	2,934

Total Proved	318,662	212,449	158,334	126,492	105,771
Total Probable	123,151	54,609	29,941	18,848	13,021

Total Proved Plus Probable	$441,812	$267,057	$188,276	$145,341	$118,791

The following table sets forth the undiscounted future net revenue attributable to proved and proved plus probable reserves (in total) as of December 31, 2009 is set forth below:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Total Proved (C$000)	$475,583	$50,504	$29,989	$16,706	$771	$377,612	$58,951	$318,662
Total Proved Plus Probable (C$000)	$686,880	$76,664	$43,641	$22,762	$826	$542,987	$101,175	$441,812

The following table sets forth the net present value of future net revenue (before deducting future income tax expenses), by production group, and calculated using a discount rate of 10%:

Reserves Category	Production group	Net present value of future net revenue before income taxes (discounted at 10% per year)(1) (C$000)
Total Proved
	Light & Medium Oil(2)	115,419
	Heavy Oil(2)	5,127
	Natural Gas(3)	66,878
	Total	187,425
Total Proved Plus Probable
	Light & Medium Oil(2)	143,158
	Heavy Oil(2)	5,479
	Natural Gas(3)	79,483
	Total	228,120

(1)          Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves

(2)          Including solution gas and other by-products.

(3)          Including by-products but excluding solution gas.

Forecast Prices and Costs

The following table sets forth forecast prices and costs pricing assumptions used in the GLJ Report with respect to net values of future net revenue as well as the inflation rates used for operating and capital costs. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101. The crude oil and natural gas forecast prices are based on the December 31, 2009 posted price as determined by GLJ. The forecast price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report.

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	Lloyd Blend Oil Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2010	80.00	83.26	70.36	5.96	52.46	64.11	84.93	2.0	0.950
2011	83.00	86.42	71.30	6.79	54.45	66.54	88.15	2.0	0.950
2012	86.00	89.58	72.11	6.89	56.43	68.98	91.37	2.0	0.950
2013	89.00	92.74	72.80	6.95	58.42	71.41	94.59	2.0	0.950
2014	92.00	95.90	75.28	7.05	60.42	73.84	97.82	2.0	0.950
2015	93.84	97.84	76.80	7.16	61.64	75.33	99.79	2.0	0.950
2016	95.72	99.81	78.35	7.42	62.88	76.85	101.81	2.0	0.950
2017	97.64	101.83	79.93	7.95	64.15	78.41	103.86	2.0	0.950
2018	99.59	103.88	81.55	8.52	65.45	79.99	105.96	2.0	0.950
2019	101.58	105.98	83.19	8.69	66.77	81.60	108.10	2.0	0.950
2020+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.950

Reconciliation of Changes in Reserves

The table below is a reconciliation of gross reserves and is provided as a requirement of NI 51-101.  Under NI 51-101, gross reserves include only working interests before the deduction of royalties payable and do not include any royalties receivable.  As a significant percentage of Franco-Nevada’s assets are royalty interests, they are excluded from this table.  This hinders an investor’s ability to compare its reserves to others in the industry.  Therefore, in addition to presenting the reconciliation using gross reserves, a reconciliation using Company interest reserves is also presented.  Company interest reserves are gross working interest reserves plus net royalty interest reserves.

December 31, 2009
Reconciliation of Company Gross Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31/2008	2,044	1,039	3,083	0	0	0	0	43	43	2,044	1,081	3,125
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	5	9	14	0	0	0	0	0	0	5	9	14
Improved Recovery*	183	(131)	52	0	0	0	0	0	0	183	(131)	52
Technical Revisions	27	(19)	8	0	0	0	0	0	0	27	(19)	8
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(146)	0	(146)	0	0	0	0	0	0	(146)	0	(146)
December 31/2009	2,113	898	3,011	0	0	0	0	43	43	2,113	940	3,053

*                    The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

December 31, 2009
Reconciliation of Company Interest Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31/2008	3,704	1,656	5,360	10,743	3,571	14,314	397	207	604	5,892	2,458	8,350
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	20	5	25	9	1	10	0	0	0	21	6	27
Infill Drilling*	8	14	22	328	100	428	0	0	0	62	31	93
Improved Recovery*	277	(204)	73	101	34	135	4	2	6	299	(198)	101
Technical Revisions	176	(17)	159	4,408	(38)	4,370	16	(41)	(25)	926	(64)	862
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(325)	0	(325)	(2,661)	0	(2,661)	(76)	0	(76)	(844)	0	(844)
December 31/2009	3,860	1,454	5,314	12,928	3,668	16,596	341	168	509	6,356	2,233	8,589

*                    The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves on a forecast price and cost basis have been estimated in accordance with procedures and standards contained in the COGE Handbook. Franco-Nevada holds both non-operating working interests and royalty interests in its oil & gas properties and, therefore, does not principally determine the development schedule of these oil & gas properties. The operators of these properties determine the development of these assets and Franco-Nevada’s role, as a working interest holder, will be limited to paying its working interest share of the expenses associated therewith. For proved undeveloped properties, see the preceding charts under “Reserves Data (Forecast Prices and Costs)” and “Net Present Value of Future Net Revenue (Forecast Prices and Costs)”.

Company Gross Reserves First Attributed by Year

Proved Undeveloped Reserves

	Light &Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	—	—	—	—	—	—	—	—	—	—
2006	—	—	—	—	—	—	—	—	—	—
2007	537	537	—	—	—	—	—	—	537	537
2008	—	537	—	—	—	—	—	—	—	537
2009		511								511

*  “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Probable Undeveloped Reserves

	Light &Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	—	—	—	—	—	—	—	—	—	—
2006	—	—	—	—	—	—	—	—	—	—
2007	658	658	—	—	—	—	42	42	700	700
2008	—	623	—	—	—	—	—	42	—	665
2009		490						42		532

*  “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.  As circumstances change and additional data becomes available, reserve estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production.  These revisions can be either positive or negative.

The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

The evaluated oil and natural gas properties have no material extraordinary risks or uncertainties beyond those which are inherent in an oil and natural gas producing company.  See “Risk Factors — Risks Related to Mining Operations and Oil and Natural Gas Operations”.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to Franco-Nevada’s proved reserves reported in the GLJ Report using forecast prices and costs.

	Annual Capital Expenditure (C$000)
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Remainder	Total Undiscounted	Total 10% Discounted
Total Proved	2,547	2,093	1,744	1,448	1,238	957	620	485	443	349	320	289	4,174	16,706	9,767
Total Proved Plus Probable	2,658	2,125	2,505	2,070	2,211	2,229	670	565	561	561	498	434	5,673	22,762	12,800

Franco-Nevada expects to fund its estimated future development costs from working capital. Franco-Nevada does not anticipate that such costs will make development of any property uneconomic or will have any material impact on disclosed reserves or future net revenue. All costs are to be incurred in Canada.

Other Oil & Gas Information

Forward Contracts

Franco-Nevada does not have any forward contracts for oil or natural gas.

Additional Information Concerning Abandonment and Reclamation Costs

Franco-Nevada is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its oil, gas, and NGL properties (including surface leases, wells, facilities and pipelines) upon abandonment only in respect of its working interest in the Weyburn Unit and Midale Unit. There are no ongoing obligations of Franco-Nevada on its royalty interests in oil and natural gas properties. Franco-Nevada identifies obligations related to its oil, gas and NGL properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of costs to be incurred in future periods.

The estimates for abandonment are currently based on 22.7 net wells in respect of which Franco-Nevada expects to incur such costs. Franco-Nevada anticipates the total amount of such costs to be approximately C$826,000 on an undiscounted basis. Of this amount, Franco-Nevada anticipates that approximately C$36,000 (undiscounted) will be incurred in the next three financial years.

Tax Horizon

Franco-Nevada is taxable at an expected rate of approximately 30% on the revenue from the oil and natural gas royalty and working interests.

Costs Incurred

The following table sets out Franco-Nevada’s property acquisition, exploration and development costs for the fiscal year ended December 31, 2009.

	Proved			Unproved
Location	Property Acquisition	Exploration	Development	Property Acquisition	Total
Canada (C$000)	$—	$—	$2,742	$—	$2,742

Exploration and Development Activities

The following table summarizes the number and type of wells that Franco-Nevada drilled or participated in drilling for the fiscal year ended December 31, 2009. All of Franco-Nevada’s current exploration and development activities are in Canada.

			Net Wells Drilled
	Gross	Net	Oil Wells	Gas Wells	Service Wells	Dry Wells
Exploratory Wells	—	—	—	—	—	—
Development Wells	3	0.1	0.1	—	—	—

Total (Canada)	3	0.1	0.1	—	—	—

Production Estimates

The following tables present GLJ’s and forecasted case for proved and proved plus probable average daily production by product type for 2009. All production is from Canada. The production of natural gas and natural gas liquids from the Edson properties exceed 20% of Franco-Nevada’s production of natural gas, natural gas liquids and oil for the 12 months ended December 31, 2009. Edson is expected to account for 61% of all natural gas production and 99% of all natural gas liquids production.

2010 Average Daily Production from Total Proved Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil Liquids		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved
Edson	—	—	—	—	—	3,660	—	163
Other Properties	399	763	—	29	4	2,316	—	2
Total: Total Proved	399	763	—	29	4	5,976	—	164

2010 Average Daily Production from Total Proved Plus Probable Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved Plus Probable
Edson	—	—	—	—	—	3,749	—	167
Other Properties	408	781	—	30	4	2,354	—	2
Total: Total Proved Plus Probable	408	781	—	30	4	6,103	—	168

Production History

The following table sets forth Franco-Nevada’s Oil & Gas Interests’ average daily production volumes for oil, natural gas and natural gas liquids, before deduction of royalties, for each fiscal quarter in 2009.

	Average Daily Production (boe/d)
2009	Oil	Natural Gas	Natural Gas Liquids	Total
First Quarter	767	1,016	221	2,004
Second Quarter	973	797	215	1,986
Third Quarter	936	757	183	1,876
Fourth Quarter	786	865	187	1,838

The following table sets forth Franco-Nevada’s Oil & Gas Interests’ average prices received, royalties paid, production costs and resulting netback for oil, natural gas and natural gas liquids for each fiscal quarter in 2009.

Oil ($C/bbl)	Q1	Q2	Q3	Q4
Price received	$41.03	$57.91	$70.35	$71.50
Royalties Paid	3.43	4.06	4.70	5.88
Production costs	4.44	2.80	4.47	4.46

Netback	$33.16	$51.06	$61.18	$61.16

Natural Gas ($C/Mcf)	Q1	Q2	Q3	Q4
Price received	$5.69	$3.39	$4.50	$4.29
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$5.69	$3.39	$4.50	$4.29

NGL($C/bbl)	Q1	Q2	Q3	Q4
Price received	$41.77	$39.63	$50.37	$60.62
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$41.77	$39.63	$50.37	$60.62

The following table sets forth for each of the larger operating properties and Franco-Nevada’s Oil & Gas Interests’, production volumes for oil, natural gas and natural gas liquids, for the twelve months ended December 31, 2009.

Production (Mboe)	Oil	Natural Gas	Natural Gas Liquids	Total

Weyburn Unit	150.9	—	—	150.9
Midale Unit	53.1	—	—	53.1
Tidewater	23.0	—	—	23.0
Edson	—	200.3	73.5	273.8
Medicine Hat	—	58.4	—	58.4
Other	89.1	54.4	—	143.5

Total	316.1	313.1	73.5	702.7

Definitions, Notes and Other Cautionary Statements

In the tables set forth above under the subheading “Statement of Reserves Data and Other Oil and Natural Gas Information” and elsewhere in this AIF, unless otherwise indicated, the following definitions and other notes are applicable.

1.                                       “Gross” means:

(a)                                  in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;

(b)                                 in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)                                  in relation to properties, the total area of properties in which the Corporation has an interest.

2.                                       “Net” means:

(a)                                  in relation to the Corporation’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation’s royalty interests in production or reserves;

(b)                                 in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)                                  in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

3.                                       Definitions of Reserves:

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•                                          analysis of drilling, geological, geophysical and engineering data;

•                                          the use of established technology; and

•                                       specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)                                  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)                                 Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)                                  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a)                                  Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

(i)                                     Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)                                  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)                                 Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserve entities” (which refers to the lowest level at which reserves calculations are performed) and to “reported reserves” (which refers to the highest level sum of individual entity estimates for which reserves are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•                                       at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

•                                       at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

•                                       at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

4.                                       Future Income Tax Expense

Future income tax expenses are estimated:

(a)                                  making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes between oil and gas activities and other business activities;

(b)                                 without deducting estimated future costs that are not deductible in computing taxable income;

(c)                                  taking into account estimated tax credits and allowances; and

(d)                                 applying to the future pre-tax net cash flows relating to the Corporation’s oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

5.                                       “Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)                                  gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)                                 drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)                                  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)                                 provide improved recovery systems.

6.                                       “Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

7.                                       “Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)                                  costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)                                 costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)                                  dry hole contributions and bottom hole contributions;

(d)                                 costs of drilling and equipping exploratory wells; and

(e)                                  costs of drilling exploratory type stratigraphic test wells.

8.                                       “Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

9.                                       “Service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

10.                                 Numbers may not add due to rounding.

11.                                 The estimates of future net revenue presented do not represent fair market value.

12.                                 The forecast price and cost assumptions assume the continuance of current laws and regulations.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Franco-Nevada. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its royalty assets, working interests and investments will be significantly affected by changes in the market price of the commodities underlying the royalties, working interests and investments. Franco-Nevada’s revenue will be particularly sensitive to changes in the price of gold, oil, natural gas, PGMs and copper, as the revenue from these commodities represents the majority of the cash flow derived from the royalty assets. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant oil and natural gas producing countries. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s plan to focus on commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third party property owners and operators, and Franco-Nevada has limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

The revenue derived from the royalty assets is based on production by third party property owners and operators. Franco-Nevada may participate in the decision making process. However, the owners and operators will generally have the power to determine the manner in which the relevant properties subject to the royalty assets are exploited, including decisions to expand, continue or reduce production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. The inability of Franco-Nevada to control the operations for the properties in which it has a royalty or working interest may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Franco-Nevada will have limited access to data and disclosure regarding the operation of properties, which will affect its ability to enhance the royalty’s performance

As a royalty holder, Franco-Nevada has varying access to data on the operations or to the actual properties themselves. This could affect its ability to enhance the royalty’s performance. This could result in delays in cash flow from that anticipated by Franco-Nevada based on the stage of development of the properties covered by the royalty assets. Franco-Nevada’s royalty payments may be calculated by the royalty payors in a manner different from Franco-Nevada’s projections and Franco-Nevada may or may not have rights of audit with respect to such royalty interests. In addition, some royalties may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Several royalties are significant to Franco-Nevada and any adverse development related to these properties will affect the revenue derived from the royalty assets

The royalties on the Goldstrike complex are significant to Franco-Nevada.  Any adverse development affecting the operation of, production from or recoverability of reserves from the Goldstrike complex, or any other significant property in the royalty assets from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of royalty revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operation.

Franco-Nevada is dependent on the payment of royalties by the owners and operators of the relevant royalty assets properties, and any delay in or failure of such royalty payments will affect the revenues generated by the royalty assets

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties must, in most cases, be enforced by contract without the protection of a security interest over property that Franco-Nevada could readily liquidate. This inhibits Franco-Nevada’s ability to collect outstanding royalties upon a default. In the event of a bankruptcy of an operator or owner, Franco-Nevada will be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of royalty revenue. Failure to receive any payments from the owners and operators of the relevant royalty assets properties may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Certain royalty interests and working interests included in the royalty assets are subject to rights in favour of others or third parties, that could adversely affect the revenues generated from the royalty assets

Some royalty interests and working interests in the royalty assets are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which parties to operating and royalty agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to Franco-Nevada, or (iii) claw back rights pursuant to which the seller of a royalty to Franco-Nevada has the right to re-acquire the royalty. Holders may exercise these rights such that certain royalty interests and working interests would not be available to Franco-Nevada.

The royalty assets includes a number of royalty interests based on net profits, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the royalty assets

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its royalty assets. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating the royalty payable to Franco-Nevada. These cost pressures include costs of labour, equipment, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the royalty revenue received by Franco-Nevada. This will affect overall revenue generated by the royalty assets which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operation.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and training qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalty and other investments in mineral and oil and natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil and natural gas interests, and there is a limited supply of desirable mineral and oil and natural gas interests. The mineral exploration and mining and oil and natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Franco-Nevada may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring new natural resource properties and royalty interests. Franco-Nevada’s inability to acquire additional royalty and other investments in mineral and oil and natural gas properties may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Royalty and other interests may not be honoured by operators of a project

Royalty and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty and other interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Should any such decision be determined adversely to Franco-Nevada, it may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

There may be unknown defects in the royalty assets

A defect in a royalty, working interest or equity interest and/or the underlying contract may arise to defeat the claim of Franco-Nevada to such royalty, working interest or equity interest. When Franco-Nevada acquired the royalty assets from Newmont it was not provided with title representations and warranties relating to the royalties and various equity interests in the Acquisition Agreement. Newmont only represented that it would transfer the extent of its interest in the royalty assets to Franco-Nevada. If there was a defect in Newmont’s interest in the royalties, working interest or equity interest and/or the underlying contract, Franco-Nevada will not have any recourse against Newmont under the Acquisition Agreement. As a result, unknown defects in the royalty assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Franco-Nevada has a limited history of operations and there can be no assurance that it will continue to be successful or profitable

Franco-Nevada’s business effectively commenced upon the acquisition of royalty assets pursuant to the Acquisition Agreement. While many members of management have expertise and comparable operating experience through their involvement with Old Franco-Nevada and Newmont Capital, Franco-Nevada itself has a limited history of operations and there can be no assurance that its business will continue to be successful or profitable or that Franco-Nevada will be able to successfully execute its business model and growth strategy. If Franco-Nevada cannot execute its business model and growth strategy, it may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Franco-Nevada’s revenue and earnings are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the royalty assets

Franco-Nevada’s royalty interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s board of directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada intends to pay a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and, to the extent that such other companies may participate in the same ventures in which Franco-Nevada participates, or in ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties, or mineral or oil and natural gas property investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, Franco-Nevada may have to raise additional capital though the issuance of additional equity, which will result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition. Franco-Nevada will require new capital to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that such additional capital will be raised through the issuance of additional equity, which will result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise are currently focused on the acquisition and management of royalty interests. In the future, Franco-Nevada intends to pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects. Expansion of Franco-Nevada’s activities into new areas will present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil and Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The change to International Financial Reporting Standards commencing in 2011 may result in unanticipated changes in Franco-Nevada’s profitability, results of operations and financial condition and may affect comparability to industry peers

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted if specifically approved.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting requirements no later than the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to develop an effective plan and will continue to assess resource and training requirements as the project progresses.  The Company identified three phases of its project plan:  diagnostic assessment, development and implementation.  In the diagnostic phase, the Company established a working group, developed an initial project plan and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q3 2009. The diagnostic assessment phase identified one standard, related to the accounting for royalties, which is of high priority to the Company. The International Standards Board has activities currently underway which may, or will, change the standard effective upon the Company’s adoption of IFRS and, therefore, may impact the diagnostic assessment.

The development phase involves the development of a detailed project plan, the completion of analyses of the differences between Franco-Nevada’s accounting policies and IFRS to provide a basis for the accounting policy recommendations, the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements and the delivery of detailed IFRS training to key finance and other personnel. During the latter half of 2009, the Company began the process of a detailed review of IFRS relevant to the Company and the identification of key differences. The Company expects to complete this phase by the first half of 2010 as several standards are currently being finalized by the International Standards Board which may impact the Company.

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, the Company expects that there may be additional new or revised standards in relation to provisions, financial instruments, fair value and consolidation prior to the issuance of its first IFRS statements. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. The Company continues to monitor and evaluate other IFRS accounting developments and will update its conversion plan as necessary.  However, the change to IFRS may result in unanticipated and, potentially, material and adverse changes in Franco-Nevada’s profitability, results of operations and financial condition and may affect comparability to industry peers.

Risks Related to Mining Operations and Oil and Natural Gas Operations

The inability to add additional reserves to its royalty assets through either the development of existing resources or the acquisition of new mineral or oil and natural gas producing properties could effect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil and natural gas reserves on properties underlying the royalty assets and on which Franco-Nevada has a royalty or other interest. Such reserves are continually being depleted through extraction and the long-term viability of the royalty assets depends on the replacement of reserves through new producing properties and increases in reserves on existing producing properties. While Franco-Nevada may be able to maintain all or a portion of its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its royalty assets. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the royalty assets. Even in those cases where a significant mineral or oil and natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the royalty assets. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves to the royalty assets through either the development of existing resources or the acquisition of new mineral or oil and natural gas producing properties may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Reserves and resources are estimates based on interpretation and assumption and actual production may differ from amounts identified in such estimates

The mineral and oil and natural gas reserves and resources on properties underlying Franco-Nevada’s royalty assets are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals and oil and natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty assets constitute or will be converted into reserves. Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty assets unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require operators to reduce their reserves and resources, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil and natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

There are known title defects and there may be unforeseen and unknown title defects, which may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty assets may arise to defeat the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The operations in which Franco-Nevada holds a royalty or other interest require various property rights, permits and licenses in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms if any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil and natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own properties and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty assets. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the operators of those properties in which Franco-Nevada holds a royalty or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil and natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

The operations in which Franco-Nevada holds an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by Franco-Nevada, as an owner or operator of a property, or by owners or operators of properties underlying the royalty assets could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, which could have a material and adverse affect on Franco-Nevada’s profitability, results of operation and financial condition.

Additional costs may be incurred by the owners and operators of oil and natural gas properties as a result of compliance with the Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. Oil and natural gas exploration and production facilities and other operations may emit greenhouse gases and may be subject to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation which will set greenhouse gases emission reduction requirements for various industrial activities, including oil and natural gas exploration and production. While the protocol became legally binding on February 16, 2005, details of any specific requirements have not been released and as a result the potential impact on oil and natural gas operations is difficult to quantify. However, this protocol may have a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty or other interests.

The properties on which Franco-Nevada holds or will hold a royalty or other interests are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws or changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil and natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, taxation, royalties, exchange rates, environmental protection, labour relations, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties on which Franco-Nevada holds a royalty or other interest. In certain areas where Franco-Nevada holds a royalty or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada has a royalty (for example, litigation between joint venture partners or original property owners). As a royalty holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Significant changes to Alberta’s royalty framework may have an adverse effect on the revenue generated by oil and natural gas royalties in the royalty assets

The Government of Alberta has announced significant changes to its Crown royalty framework, intended to establish a new royalty regime which took effect in 2009. The new royalty regime calls for new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and will apply to both new and existing oil sands projects and conventional oil and natural gas activities. Conventional oil royalty rates are expected to increase. Natural gas royalties are also expected to increase. Several specialty royalty programs are scheduled to be eliminated. Conventional oil production in Alberta generally has a relatively low recovery factor and these royalty programs are aimed at finding ways to increase the recovery factor by increasing exploration, prolonging the economic production life of mature pools, conserving resources and removing barriers to the development of new techniques and technologies that increase efficiencies and promote environmentally responsible development.  The increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s Oil & Gas Interests which may materially and adversely affect its profitability, results of operations and financial condition.

Proposed changes to U.S. federal mining law could impose, among other things, a royalty paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs unpatented claims. Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal land. One bill, H.R. 699, pending in the U.S. House of Representatives, if enacted, would impose a federal royalty on production from unpatented mining claims, create more stringent environmental operating standards and declare certain lands as unavailable for mining. If enacted, H.R. 699 could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could reduce the revenue the Company receives from royalties on unpatented claims or significantly impair the ability of owners and operators of royalty assets properties to develop mineral resources on unpatented mining claims. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

There is currently no infrastructure to deliver potential future production from Franco-Nevada’s Arctic natural gas assets to market and currently no plans to develop these reserves

There is no infrastructure available to produce or deliver to market natural gas from the Arctic gas properties in which Franco-Nevada has an interest and currently there is no plan or operating agreement to develop or produce these reserves. Franco-Nevada’s ability to generate revenues and, ultimately, profits from production from its Arctic gas interests depends upon the ability to develop and produce from these properties and to transport the natural gas and natural gas liquids to market. Franco-Nevada holds various working interests in the Arctic gas resources and, as such, is exposed to the capital costs of developing such resources. Franco-Nevada’s inability to produce or develop the Arctic gas resources or transport its natural gas to market may result in a material and adverse effect on Franco-Nevada’s profitability, results of operation and financial condition.

Risks Related to Franco-Nevada’s securities

Franco-Nevada’s securities may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral and oil and natural gas prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments because of the location of certain officers

Certain of the officers of Franco-Nevada and certain of the experts named elsewhere in this AIF are residents of countries other than Canada. A substantial portion of the assets of Franco-Nevada are located outside of Canada. As a result, it may be difficult for investors in Franco-Nevada’s securities to commence legal proceedings in Canada against these non-Canadian residents. In addition, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada or these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”. As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operation and financial condition.

DIVIDENDS

The following table sets forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years:

Dividends Paid	2009	2008	2007
Per share (C$)	$0.28	$0.24	Nil
In aggregate (US$)	$28,232,000	$21,780,000	Nil

Franco-Nevada has adopted a dividend policy to pay an adequate sustainable dividend as judged by its board of directors to qualify its shares for large generalist institutional funds. It is currently anticipated that dividends will continue to be declared semi-annually. The board of directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 23, 2010, 113,863,219 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

MARKET FOR SECURITIES

The Common Shares, 2012 Warrants and 2017 Warrants are listed and posted for trading on the Toronto Stock Exchange under the symbols “FNV”, “FNV.WT” and “FNV.WT.A”, respectively. The following table sets forth the high and low prices and volumes of Common Shares, 2012 Warrants and 2017 Warrants traded on such exchange by month (based on information published by such exchange) during the periods indicated:

	Common Shares					2012 Warrants					2017 Warrants(1)
	High		Low		Volume	High		Low		Volume	High		Low		Volume
2009
January	C$	25.99	C$	18.88	10,259,150	C$	5.25	C$	2.85	840,015	—		—		—
February	28.84		23.24		9,802,628	6.32		4.38		366,112	—		—		—
March	30.74		24.36		19,821,563	7.55		4.80		502,353	—		—		—
April	27.50		23.10		13,709,976	5.98		3.85		306,400	—		—		—
May	30.63		24.93		16,187,492	7.25		4.50		329,550	—		—		—
June	31.49		26.09		12,958,372	7.50		4.94		192,335	C$	5.00	C$	4.09	1,318,554
July	29.15		24.64		7,206,102	6.10		3.85		259,890	5.49		4.25		278,550
August	28.41		25.66		5,008,873	5.43		4.28		343,258	5.70		5.02		203,912
September	31.50		27.11		10,226,028	7.08		4.75		802,720	6.51		5.50		503,000
October	31.06		26.16		7,049,906	6.60		4.35		864,951	6.51		5.90		75,374
November	30.89		26.51		9,239,522	6.50		4.51		646,553	6.40		5.90		206,720
December	31.10		25.79		10,258,508	6.47		4.25		675,516	6.60		6.00		61,950

2010
January	32.12		27.00		8,014,170	6.55		4.74		485,337	7.75		6.90		388,657
February	28.97		26.18		5,537,082	5.48		4.58		181,995	7.69		6.80		45,775
March (1 - 23)	28.75		26.01		5,424,884	5.25		4.40		299,242	7.70		7.15		59,055

(1)          The 2017 Warrants were listed and posted for trading on the Toronto Stock Exchange on June 16, 2009.

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Pierre Lassonde	Director and Chairman	Chairman, Franco-Nevada
Toronto, Ontario, Canada

David Harquail	Director, President and Chief	President and Chief Executive Officer,
Toronto, Ontario, Canada	Executive Officer	Franco-Nevada

Derek W. Evans(3)	Director	President and CEO, Pengrowth Energy
Calgary, Alberta, Canada		Trust

Graham Farquharson(2)	Director	President, Strathcona Mineral Services
Toronto, Ontario, Canada		Limited

Louis Gignac(3)	Director	President, G Mining Services Inc.
Brossard, Quebec, Canada

Randall Oliphant(3)	Director	Executive Chairman, New Gold Inc.
Toronto, Ontario, Canada

Hon. David R. Peterson(2)	Director	Partner and Chairman, Cassels, Brock &
Toronto, Ontario, Canada		Blackwell LLP

Alex Morrison	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Castle Rock, Colorado, U.S.A.

Sharon E. Dowdall	Chief Legal Officer & Corporate	Chief Legal Officer & Corporate Secretary,
Toronto, Ontario, Canada	Secretary	Franco-Nevada

H. Geoff Waterman	Chief Operating Officer	Chief Operating Officer, Franco-Nevada
Toronto, Ontario, Canada

Paul Brink	Senior Vice President, Business	Senior Vice President, Business
Toronto, Ontario, Canada	Development	Development, Franco-Nevada

Stephen D. Alfers	Chief of U.S. Operations	Chief of U.S. Operations, Franco-Nevada
Evergreen, Colorado, U.S.A.

Steven K. Aaker	Senior Vice President, Acquisitions	Senior Vice President, Acquisitions, Franco-
Lake Oswego, Oregon, U.S.A.		Nevada

(1)          All of the directors have served since November 2007 with the exception of Derek Evans who was appointed in August 2008.

(2)          Member of the Compensation and Corporate Governance Committee.

(3)          Member of the Audit and Risk Committee.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he resigns from office or he becomes disqualified to act as a director of Franco-Nevada.

The directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 5,693,857 Common Shares, representing approximately 5.0% of the Common Shares outstanding.

Biographical information regarding the directors and executive officers of Franco-Nevada for the past five years is provided as follows:

Pierre Lassonde, Director and Chairman — Pierre Lassonde is Chair of the board of directors of the Corporation. Mr. Lassonde formerly served as President of Newmont from 2002 to 2006 and resigned as a director and Vice-Chairman of Newmont effective November 30, 2007. Previously, Mr. Lassonde served as a director and President

(1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Old Franco-Nevada. Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chairman and a director of the World Gold Council, Chairman of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.

David Harquail, President, Chief Executive Officer and Director — David Harquail is President and Chief Executive Officer of the Corporation and is a director of the Corporation. Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position as Senior Vice President responsible for the metals royalty division and corporate development. Mr. Harquail has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Derek W. Evans, Director — Derek Evans is currently the President and Chief Executive Officer of Pengrowth Energy Trust. He is also the Chairman of Endurance Energy Ltd., a private oil and gas company, as well as a director of a number of not-for-profit organizations. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 25 years of experience in the oil and gas business in Western Canada and has spent the majority of his career with Renaissance Energy Limited in senior management. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson, Director — Graham Farquharson has been the President of Strathcona Mineral Services Limited since 1974 and is a director of the Corporation as well as a director of St Andrew Goldfields Ltd. Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc. and several other mining companies. In addition, Mr. Farquharson is the Chairman of the Canadian Mineral Industry Education Foundation and a director of the Physicians Services Incorporated Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario.

Louis Gignac, Director — Louis Gignac is currently President of G Mining Services Inc., a private consultancy, and is a director of the Corporation. Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac currently serves a director of Domtar Corp., Gaz Métro Inc., Andean Resources Inc. and St Andrew Goldfields Ltd., and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Randall Oliphant, Director — Randall Oliphant is the Executive Chairman of New Gold Inc. and is a director of the Corporation and of Silver Bear Resources Inc. Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), is a director of Western Zagros Resources Ltd. and also serves on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree with honours in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Hon. David R. Peterson, Director — David Peterson is Chairman and Senior Partner at the law firm Cassels Brock & Blackwell LLP, and is a director of the Corporation. He served as the Premier of the Province of Ontario from 1985 to 1990. Mr. Peterson was the founding chairman of the Toronto Raptors of the National Basketball Association and was a member of Toronto’s Olympics Bid Committee. Mr. Peterson currently serves as a director of a number of companies, including Rogers Communications Inc., Industrielle Alliance Insurance and Financial Services Inc., SouthEast Group and Shoppers Drug Mart Corporation. Mr. Peterson is the Chancellor of the University of Toronto, a director of St. Michael’s Hospital and governor of the Shaw Festival. Mr. Peterson holds Bachelor of Arts and Bachelor of Law degrees from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Alex Morrison, Chief Financial Officer — Alex Morrison joined Franco-Nevada on January 3, 2008. He was previously with Newmont where he was associated with the royalty assets in various capacities including Vice President - Information Technology, Vice President - Operations Services and Group Executive - Internal Audit. Prior to joining Newmont in 2002, Mr. Morrison was Vice President and Controller of Homestake Mining Company, Assistant Controller at Phelps Dodge Corporation and Controller at Stillwater Mining Company. In addition, he spent twelve years in the Global Mining Group of PricewaterhouseCoopers LLP. Mr. Morrison holds a Bachelor of Arts in Business Administration from Trinity Western University and is both a Chartered Accountant and a Certified Public Accountant.  Mr. Morrison has resigned as Chief Financial Officer effective March 31, 2010 and will continue under a consulting agreement to assist the Corporation in certain matters.

Sharon E. Dowdall, Chief Legal Officer & Corporate Secretary — Sharon Dowdall has more than 20 years of association with the royalty assets and served as Vice President of Newmont Capital from 2002-2007.  She was Vice President, General Counsel and Secretary of Old Franco-Nevada from 1999-2002 and Corporate Secretary since 1989. Prior to 1999, she was a Partner at Smith Lyons LLP, a law firm. Ms. Dowdall currently serves as a director of Olivut Resources Ltd. and holds a B.A. (Hons) from the University of Calgary and an LL.B from Osgoode Hall, York University.

H. Geoff Waterman, Chief Operating Officer — Geoff Waterman has more than 18 years of association with the royalty assets, and served as Vice President, Oil & Gas, of Newmont Capital from 2002 to 2007. Prior to that, he held increasingly senior roles at the Old Franco-Nevada which he joined in 1992. Mr. Waterman was an auditor with Coopers & Lybrand and holds a Bachelor’s degree in economics from Trent University.

Paul Brink, Senior Vice President, Business Development — Paul Brink joined Newmont Capital in 2006 as Director of Corporate Development.  Mr. Brink has experience in mining investment banking, working at BMO Nesbitt Burns and in project financing, working at UBS.  Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Stephen D. Alfers, Chief of U.S. Operations — Steve Alfers is Chief of U.S. Operations and besides legal and business roles represents the Corporation on mining law matters through the Northwest Mining Association. He was previously Chief Executive Officer of New West Gold Corporation and prior to that had a 20-year career with large international law firms. Mr. Alfers is a recognized expert in mining law and has advised the United Nations, foreign governments and Congressional committees. He is a graduate from the University of Virginia School of Law.

Steven K. Aaker, Senior Vice President, Acquisitions — Steve Aaker has more than 18 years association with the Franco-Nevada royalty assets, and served as Group Executive for Newmont Capital. Prior to the acquisition of Old Franco-Nevada by Newmont, Mr. Aaker served as Vice President for Old Franco-Nevada, Euro-Nevada Mining Corporation Limited and Redstone Resources Inc. Mr. Aaker has been associated with the majority of the U.S. acquisitions made by those companies. Prior to joining Old Franco-Nevada, Mr. Aaker was an independent geological consultant. Mr. Aaker also currently serves as a director of International Tower Hill Mines Ltd. and holds a Bachelor’s degree in geology from the University of Colorado.

Except as set out below, no director or executive officer (or where applicable, personal holding company of a director or executive officer):

(a)                                  is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)                                     was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)                                  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)                                  has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or

(d)                                 has been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of Franco-Nevada may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside Franco-Nevada. In the event that any such conflict of interest arises, a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of Franco-Nevada and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Franco-Nevada will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving Franco-Nevada will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of Franco-Nevada.

Pierre Lassonde is currently a director and Randall Oliphant is a currently Executive Chairman of New Gold Inc., a payor of two of Franco-Nevada’s royalty interests. Louis Gignac and Graham Farquharson are currently directors of St Andrew Goldfields Ltd., a payor of Franco-Nevada’s royalty interests. Conflicts of interest of these directors could arise from time to time in their capacities as directors or officers of these third parties.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2009 or to which the royalty interests comprising the royalty assets is subject or was subject during fiscal 2009, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of the royalty interests comprising the royalty assets.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2009 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2009.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada other than as follows.

1.                                       In order to initially capitalize Franco-Nevada and to ensure that the interests of the directors and members of management would be aligned with the public holders of Common Shares, prior to the initial public offering (“IPO”) and without knowledge of the IPO price per share, the directors and members of management subscribed for an aggregate of 3,000,000 Common Shares at a price per share of between $7.41 and $8.00, which price represented an average price of $7.60 (the “Management and Board Placement”). The directors subscribed for Common Shares at the price of $8.00 per share, while the members of management subscribed for Common Shares along with other contributions for a collective value equivalent to $7.41 per share. These Common Shares are not transferable for a period of three years following completion of the IPO, except with the approval of the Compensation and Corporate Governance Committee upon the occurrence of certain events, including the death or disability of the holder or for tax and estate planning purposes. The directors and members of management funded the purchase of these Common Shares personally or through loans from a financial institution.

2.                                       Prior to the closing of the IPO, Franco-Nevada and Pierre Lassonde entered into an agreement whereby Franco-Nevada agreed to issue to Mr. Lassonde 3,000,000 Common Shares (the “Lassonde Shares”) in exchange for 896,210 exchangeable shares (the “NMCCL Exchangeable Shares”) of Newmont Mining Corporation of Canada Limited (“NMCCL”), a subsidiary of Newmont, held by Mr. Lassonde. The NMCCL Exchangeable Shares were originally issued in connection with the acquisition of Old Franco-Nevada by Newmont in February 2002. One NMCCL Exchangeable Share represents the economic and voting equivalent to, and is exchangeable into, one share of the common stock of Newmont which currently trades on the New York Stock Exchange.

The Lassonde Shares were issued in addition to the 75,000,000 Common Shares issued, in the aggregate, pursuant to the IPO and the Management and Board Placement. The Lassonde Shares increased the total ownership of the directors and management of Franco-Nevada to 6,000,000 Common Shares in total, representing approximately 7.7% of the total 78,000,000 Common Shares outstanding immediately following the closing of the IPO, the exchange of the NMCCL Exchangeable Shares, and the exercise of the over-allotment option in connection with the IPO.

Following the exchange, Franco-Nevada is holding the NMCCL Exchangeable Shares as an investment and the NMCCL Exchangeable Shares are freely tradeable on the TSX. Franco-Nevada acquired these shares at a deemed tax cost equal to the paid up capital for Canadian tax purposes of the NMCCL Exchangeable Shares. Generally, any sale of the NMCCL Exchangeable Shares for proceeds that exceed this deemed tax cost will be taxable to Franco-Nevada. The closing price of the NMCCL Exchangeable Shares on the TSX on November 29, 2007 was $51.38.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. and for the 2012 Warrants and 2017 Warrants is Computershare Trust Company of Canada Limited, in each case at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts entered into by Franco-Nevada since October 17, 2007 (date of incorporation), other than material contracts entered into in the ordinary course of business (unless otherwise required to be disclosed):

1.                                      the Acquisition Agreement between Franco-Nevada and Newmont described under “History of the Corporation — Acquisition of Assets from Newmont”;

2.                                       an underwriting agreement dated November 30, 2007 among Franco-Nevada, Newmont and a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. relating to the initial public offering of Common Shares referred to under “History of the Corporation — Acquisition of Assets from Newmont”;

3.                                       the 2008 Underwriting Agreement among Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. relating to the public offering in March 2008 described under “History of the Corporation — 2008 and 2009 Public Offerings”;

4.                                       a warrant indenture dated March 13, 2008 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2012 Warrants were created and issued and by which they are governed;

5.                                       the 2009 Underwriting Agreement among Franco-Nevada and a syndicate of investment dealers co-led by BMO Nesbitt Burns Inc., GMP Securities L.P. and CIBC World Markets Inc. relating to the public offering in June 2009 described under “History of the Corporation — 2008 and 2009 Public Offerings”; and

6.                                       a warrant indenture dated June 16, 2009 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2017 Warrants were created and issued and by which they are governed.

A copy of each material contract is available on the System for Electronic Document Retrieval and Analysis at www.sedar.com.

EXPERTS

Reference is made to “Technical and Third Party Information” for information concerning the experts who prepared the Goldstrike Report, the reserve assessment and evaluation in respect of the oil and natural gas royalty and working interests on the Edson Property, Weyburn Unit, Midale Unit, Medicine Hat Consolidated Unit No. 1 and Tidewater Interests and the reserve assessment estimate in respect of Arctic Gas.

PricewaterhouseCoopers LLP (“PwC”) signed the auditors’ report on the consolidated financial statements for the year ended December 31, 2009. PwC has reported that they are independent of Franco-Nevada in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on its website www.franco-nevada.com. The metric conversion table, listing of certain oil and gas terms, glossary of non-technical terms and glossary of technical terms are generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 12, 2010. For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and MD&A for its most recently completed financial year.

AUDIT AND RESERVES COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix “C” to this AIF. The Charter was updated effective March 23, 2010 to further articulate the Audit and Risk Committee’s responsibilities relating to risk management and oil and gas reserves disclosure.

With respect to risk management, the Charter provides that the Audit and Risk Committee (the “ARC”) will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix “C” to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2009, the ARC was composed of the following three directors: Derek Evans, Louis Gignac and Randall Oliphant, Chair. Each director is considered “independent” and “financially literate” (as such terms are defined in NI 52-110).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Derek Evans	•	President and CEO, Pengrowth Energy Trust (2009-present)

	•	Chairman of Endurance Energy Trust

	•	President and CEO of Focus Energy Trust (2002-2008)

	•	Senior Executive Renaissance Energy (15 years)

	•	Member Institute of Corporate Directors

Louis Gignac	•	Minor in Business, University of Minnesota

	•	President and Chief Executive Officer of Cambior Inc. (1986-2006)

	•	Has served on several audit committees including Sceptre Resources Ltd., Domtar Inc. and Domtar Corp.

	•	Currently serving on the audit committee of Domtar Corp. and St Andrew Goldfields Ltd.

Randall Oliphant	•	Bachelor of Commerce (with honours), University of Toronto, 1984

	•	Chartered Accountant (1986)

	•	Chief Financial Officer of Barrick Gold Corporation (1994-1999)

	•	Currently serving on the audit committee of Western Zagros Resources Ltd.

Pre-Approval Policies and Procedures

The Board, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

•                                          bookkeeping or other services related to the accounting records or financial statements;

•                                          financial information systems design and implementation;

•                                          appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•                                          actuarial services;

•                                          internal audit outsourcing services;

•                                          management functions or human resources services;

•                                          corporate finance or other services;

•                                          broker-dealer, investment advisor or investment banking services;

•                                          legal services; and

•                                          any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

External Auditor Service Fees (By Category)

For the periods ended December 31, 2009 and 2008, PricewaterhouseCoopers LLP billed fees from the Corporation as detailed below:

	December 31, 2009		December 31, 2008
Audit Fees	C$	444,624	C$	448,803
Audit-Related Fees	C$	48,000	C$	27,987
Tax Fees	Nil		Nil
Other Fees	Nil		C$	25,000
Total Fees	C$	492,624	C$	501,790

For the years ended December 31, 2009 and 2008, “Audit Fees” noted above include C$95,384 and C$63,803, respectively, for services rendered in connection with the Company’s 2009 and 2008 equity offerings.

The “Other Fees” noted above were incurred in connection with information technology consulting services for the year ended December 31, 2008.

APPENDIX A
FORM 51-101F2

Reports on Reserves Data
by
Independent Qualified Reserves Evaluator or Auditor

A-1

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of Franco-Nevada Corporation (the “Company”):

1.     We have prepared an evaluation of the Company’s reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

2.     The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.     Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.     The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2009, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Location of
Reserves
	Description and	(Country or
Independent	Preparation Date of	Foreign	Net Present Value of Future Net Revenue
Qualified Reserves	Evaluation	Geographic	(before income taxes, 10% discount rate - $M)
Evaluator	Report	Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	Corporate Summary March 17, 2010	Canada	—	228,120	—	228,120

5.     In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.     We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

GLJ Petroleum Consultants

1

7.     Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 25, 2010

“ORIGINALLY SIGNED BY”
John H. Stilling, P. Eng.
Vice-President

2

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Franco-Nevada Corporation (“Franco-Nevada”) is responsible for the preparation and disclosure of information with respect to Franco-Nevada’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net reserves as at December 31, 2009 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Franco-Nevada’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A of this Annual Information Form.

The Audit and Risk Committee of Franco-Nevada has:

(a)                                  reviewed Franco-Nevada’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and independent qualified reserves evaluator.

The Audit and Risk Committee of Franco-Nevada has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors on the recommendation of the Audit and Risk Committee has approved:

(d)                                 the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(e)                                  the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)                                    the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

DATED as of this 25th day of March, 2010.

(signed) “David Harquail”	(signed) “H. Geoffrey Waterman”
David Harquail President, Chief Executive Officer and Director	H. Geoffrey Waterman Chief Operating Officer

(signed) “Sharon E. Dowdall”	(signed) “Derek Evans”
Sharon E. Dowdall Chief Legal Officer	Derek Evans Director

B-1

APPENDIX C
FRANCO-NEVADA CORPORATION
AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

•                                          the quality and integrity of the financial statements of the Company,

•                                          the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                                          the qualification, independence and performance of the Company’s independent auditors,

•                                          the performance of the Company’s Chief Financial Officer,

•                                          risk management oversight,

•                                          the compliance by the Company with legal and regulatory requirements in respect of its oil and gas disclosure, and

•                                          the qualification, independence and performance of the Company’s qualified oil and gas reserves evaluator or auditor.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

•                                          planning or conducting audits,

•                                          certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or

•                                          guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and Corporate Governance Committee. Each of the members of the Audit and Risk Committee shall be “independent” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and shall be “financially literate” within the meaning of 52-110. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert”. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;

•                                          Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;

•                                          Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;

•                                          Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•                                          Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee;

•                                          At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

•                                          Review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information, and

•                                          Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

•                                          Review with management and the independent auditor,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,

•                                          the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and

•                                          the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.

•                                          Review with the independent auditor,

•                                          the quality as well as the acceptability of the accounting principles or standards that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

•                                          Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.

•                                          More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:

•                                          reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,

•                                          reviewing management’s assessment of the significant risks and exposures facing the Company,

•                                          reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,

•                                          receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and

•                                          if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Oil and Gas Reserves

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the appointment of the qualified oil and gas reserves evaluators or auditors, who must be independent of the Company and who will report to the Board of Directors and the Committee on the Company’s oil and gas reserves data.

•                                          Review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with applicable disclosure requirements and restrictions.

•                                          Review each appointment of the Company’s qualified oil and gas reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified oil and gas reserves evaluator or auditor and management of the Company.

•                                          Review, with reasonable frequency, the Company’s procedures for providing information to the qualified oil and gas reserves evaluators or auditors who report on oil and gas reserves data.

•                                          Prior to approving the filing of oil and gas reserves data and the report of the qualified oil and gas reserves evaluators or auditors meet with management and each qualified oil and gas reserves evaluator or auditor to:

•                                          determine whether any restrictions affect the ability of the qualified oil and gas reserves evaluator or auditor to report on the oil and gas reserves data without reservation; and

•                                          review the oil and gas reserves data and the report of the qualified oil and gas reserves evaluator or auditor thereon.

•                                          Recommend to the Board of Directors whether to approve:

•                                          the content and filing of the statement of oil and gas reserves data and other required information,

•                                          the filing of the report of the independent qualified oil and gas reserves evaluator or auditor, and

•                                          the content and filing of the require report of management and the directors.

Compliance

The Audit and Risk Committee shall:

•                                          Establish procedures for:

•                                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.

•                                          Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

•                                          Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.

•                                          Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                                          Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                                          Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                                          Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

•                                          Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.

•                                          Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

•                                          Review the experience and qualifications of the senior members of the independent auditor’s team.

•                                          Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•                                          Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•                                          Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.